    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 21, 2001
                                                  REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        BIG 5 SPORTING GOODS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                            5941                           95-4388794
  (STATE OR OTHER JURISDICTION      (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                         2525 EAST EL SEGUNDO BOULEVARD
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 536-0611
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              GARY S. MEADE, ESQ.
                    SENIOR VICE PRESIDENT & GENERAL COUNSEL
                        BIG 5 SPORTING GOODS CORPORATION
                         2525 EAST EL SEGUNDO BOULEVARD
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 536-0611
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICES)

                                   COPIES TO:

              ANDREW W. GROSS, ESQ.                              GREGG A. NOEL, ESQ.
               IRELL & MANELLA LLP                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
       1800 AVENUE OF THE STARS, SUITE 900                     300 SOUTH GRAND AVENUE
           LOS ANGELES, CA 90067-4276                           LOS ANGELES, CA 90071
                 (310) 277-1010                                    (213) 687-5000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM
             TITLE OF EACH CLASS OF SECURITIES                 AGGREGATE OFFERING          AMOUNT OF
                     TO BE REGISTERED                             PRICE(1)(2)           REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Common stock, par value $0.01 per share....................       $115,000,000              $28,750
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) Includes shares of common stock that may be sold pursuant to the underwriters' over-allotment options.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED AUGUST 21, 2001

                                               Shares

                        BIG 5 SPORTING GOODS CORPORATION

                                     [LOGO]

                                  Common Stock
                               ------------------

     Prior to this offering, there has been no public market for our common
stock. We are selling             shares of common stock and the selling
stockholders are selling            shares of common stock. We will not receive
any of the proceeds from the shares of common stock sold by the selling stockholders.

     The initial public offering price of the common stock is expected to be
between $     and $     per share. We will apply to list our common stock on The
Nasdaq Stock Market's National Market under the symbol "     ."

     The underwriters have an option to purchase a maximum of additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                                         UNDERWRITING      PROCEEDS TO      PROCEEDS TO
                                          PRICE TO       DISCOUNTS AND        BIG 5           SELLING
                                           PUBLIC         COMMISSIONS    SPORTING GOODS    STOCKHOLDERS
                                       ---------------  ---------------  ---------------  ---------------
Per Share............................         $                $                $                $
Total................................         $                $                $                $

     Delivery of the shares of common stock will be made on or about
                    , 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON

                      U.S. BANCORP PIPER JAFFRAY

                                           JEFFERIES & COMPANY, INC.

                                                          STEPHENS INC.

               The date of this prospectus is             , 2001.

                            DESCRIPTION OF ARTWORK:

     The inside front cover contains a map of the western half of the United States with dots indicating store locations. The heading of the map states "THE LEADING SPORTING GOODS RETAILER IN THE WESTERN UNITED STATES". There is a legend on the top right hand side of the map that indicates the states in which we operate and the number of stores in each state.

     Below the map there are two photographs of front entrances to Big 5 Sporting Goods stores.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................     1
RISK FACTORS..........................     7
FORWARD-LOOKING STATEMENTS............    13
USE OF PROCEEDS.......................    14
DIVIDEND POLICY.......................    14
CAPITALIZATION........................    15
DILUTION..............................    16
SELECTED CONSOLIDATED FINANCIAL AND
  OTHER DATA..........................    17
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................    19
BUSINESS..............................    25
MANAGEMENT............................    34
RELATED PARTY TRANSACTIONS............    39
SECURITY OWNERSHIP BY MANAGEMENT AND
  PRINCIPAL STOCKHOLDERS..............    40

                                        PAGE
                                        ----
DESCRIPTION OF CAPITAL STOCK..........    41
DESCRIPTION OF CERTAIN INDEBTEDNESS...    44
SHARES ELIGIBLE FOR FUTURE SALE.......    46
U.S. FEDERAL TAX CONSIDERATIONS FOR
  NON-U.S. HOLDERS....................    48
THE SELLING STOCKHOLDERS..............    50
UNDERWRITING..........................    51
NOTICE TO CANADIAN RESIDENTS..........    54
LEGAL MATTERS.........................    55
EXPERTS...............................    55
WHERE YOU CAN FIND MORE INFORMATION...    55
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................   F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               ------------------

     Big 5, Court Casuals, Golden Bear, Pacifica and Rugged Exposure are our registered trademarks. All other registered trademarks and trade names referred to in this prospectus are the property of their respective owners.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL             , 2001 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. We urge you to read this entire prospectus carefully, including the "Risk Factors" section beginning on page 7.

                              BIG 5 SPORTING GOODS

OVERVIEW

     We are the leading sporting goods retailer in the western United States, operating 252 stores in 10 states under the name "Big 5 Sporting Goods." We provide a full-line product offering of over 25,000 stock keeping units in a traditional sporting goods store format that averages 11,000 square feet. Our product mix includes athletic shoes, apparel and accessories, as well as a broad selection of outdoor and athletic equipment for team sports, fitness, camping, hunting, fishing, tennis, golf, snowboarding and in-line skating.

     We believe that over the past 46 years we have developed a reputation with the competitive and recreational sporting goods customer as a convenient neighborhood sporting goods retailer that delivers consistent value on quality merchandise. Our stores carry a wide range of products at competitive prices from well-known brand name manufacturers, including Nike, Reebok, adidas, New Balance, Wilson, Spalding and Columbia. We also offer brand name merchandise produced exclusively for us, private label merchandise and specials on quality items we purchased through opportunistic buys of vendor over-stock and close-out merchandise. We reinforce our value reputation through weekly print advertising in major and local newspapers and mailers designed to generate customer traffic, drive sales and build brand awareness.

     Founded in 1955, our accumulated management experience and expertise in sporting goods merchandising, advertising, operations and store development have enabled us to generate consistent, profitable growth. As of July 1, 2001, we have realized 22 consecutive quarterly increases in same store sales over comparable prior periods. All but one of our stores have generated positive store-level operating profit in each of the past five fiscal years. For the twelve months ended July 1, 2001, we generated net sales of $599.1 million and EBITDA of $52.2 million. From 1996 through the twelve months ended July 1, 2001, our net sales and EBITDA increased at compounded annual growth rates of 9.1% and 16.7%. We believe our success can be attributed to one of the most experienced management teams in the sporting goods industry, a value-based, execution-driven operating philosophy, a controlled growth strategy and a proven business model.

OUR STRENGTHS

     We believe we have been successful due to the following competitive strengths:

     LEADING POSITION IN ESTABLISHED MARKETS. We are the market leader in the western United States, operating almost four times as many stores in California, and more than twice as many stores in each of Washington, Oregon, Arizona and Nevada, as any of our full-line sporting goods competitors. This deep penetration of our established markets results in high customer awareness of the Big 5 Sporting Goods name and frequent visits to our conveniently located stores. More sporting goods shoppers identified Big 5 Sporting Goods as the place they purchased sporting goods in the greater Los Angeles area than any other store, according to the most recent Los Angeles Times Sporting Goods Survey. The survey included specialty sporting goods stores such as Foot Locker and Champs, mass merchandisers such as Target and Kmart, and local sporting goods superstores such as Sport Chalet and Sportmart. Surveys in several of our other major metropolitan markets confirm our leading position as a preferred shopping destination for sporting goods.

     PROVEN STORE FORMAT. Our typical store averages 11,000 square feet, is conveniently located near our target customers in either a free-standing location or a multi-store shopping center and is designed to minimize operating and maintenance costs. Our format enables us to have substantial flexibility regarding new store locations. We have successfully operated stores in major metropolitan areas and in areas with as few as 60,000 people. Our format differentiates us from superstores that typically average over 35,000 square feet, require larger target markets, are more expensive to operate and require higher net sales per store for profitability. Our format has also resulted in productivity that we believe is among the highest of any full-line sporting goods retailer, with net sales per gross square foot of approximately $220 for the twelve months ended July 1, 2001.

     SUPERIOR MERCHANDISING CAPABILITIES. We have developed considerable expertise in identifying, stocking and selling a broad assortment of full-line sporting goods at competitive prices. We differentiate our product offering by editing our assortment to carry an extensive range of categories but only a selected number of different products in any one category. This effective merchandise mix allows us to offer attractive values to our customers while providing our customers the ability to comparison shop within a category. Our merchandise mix also allows us to minimize inventory levels and maximize shelf space for items we believe will provide attractive returns on investment. Our buyers average 18 years of experience with us and work closely with senior management to determine product selection, promotion and pricing. In addition to our buyers' experience, we utilize an integrated merchandising, distribution, point of sale and financial information system to continuously improve our merchandise mix, pricing strategy, advertising effectiveness and inventory levels.

     EXTENSIVE ADVERTISING PROGRAMS AND EXPERTISE. Through years of targeted advertising, we have solidified our reputation for offering quality products at attractive prices. We have advertised almost exclusively through weekly print advertisements since 1955. We typically utilize four-page color advertisements to highlight promotions across our merchandise categories. We believe our print advertising, which includes the weekly distribution of over 12.5 million newspaper inserts and mailers, consistently reaches more households in our established markets than that of our full-line sporting goods competitors. The consistency and reach of our print advertising programs drive sales and create high customer awareness of the name Big 5 Sporting Goods.

     SIGNIFICANT MANAGEMENT EXPERIENCE. We believe the experience, commitment and tenure of our professional staff provide a substantial competitive advantage. We were co-founded in 1955 by Robert W. Miller, currently our Chairman, and are managed today by his son, Steven G. Miller, our President and Chief Executive Officer who has worked at our company for 32 years. Our senior-level managers have worked at our company for an average of 28 years. We spend significant time and resources developing our personnel and typically seek to fill positions through internal promotion. The tenure of our management and the scope of their accumulated experience has resulted in valuable expertise regarding our markets, store-level operations, merchandising and advertising.

     CONSISTENT GROWTH AND STRONG CASH FLOW. We have been able to generate consistent growth, expand margins and increase our profitability because of our extensive experience, our proven strategy and steady execution of our business model. Our consistent net sales growth combined with improved purchasing, inventory management and economies of scale have enabled us to increase our gross margin from 31.5% in fiscal 1996 to 34.0% in fiscal 2000 and our EBITDA margin from 6.5% in fiscal 1996 to 8.7% in fiscal 2000. Our EBITDA growth combined with our strict management of working capital and low maintenance capital expenditure requirements have resulted in strong cash flow.

     STRONG RETURNS ON NEW STORE OPENINGS. Throughout our history, we have sought to expand with the addition of new stores through a disciplined strategy of controlled growth. We have typically utilized cash generated by our operations to invest in new stores. New store openings represent attractive investment opportunities due to the relatively low investment required and the relatively short time in which our new stores become profitable. Based on our operating experience, a new store typically achieves store-level cash-on-cash returns of approximately 35% to 40% in its first full fiscal year of operation.

OUR STRATEGY

     Our objective is to build upon these competitive strengths to profitably grow our business and further advance our position as the leading sporting goods retailer in the western United States. We intend to accomplish this by:

     - continuing our dedicated focus on execution;

     - profitably expanding our store base;

     - generating net sales growth through our distinctive merchandise mix and advertising programs; and

     - enhancing profitability through increased operating efficiencies.
                               ------------------

     Big 5 Sporting Goods Corporation is a Delaware corporation. Our principal executive offices are located at 2525 East El Segundo Boulevard, El Segundo, CA 90245. Our telephone number is (310) 536-0611.

                                  THE OFFERING

Common stock offered by us..........                 shares

Common stock offered by the selling
  stockholders......................                 shares

Common stock to be outstanding after
this offering.......................                 shares

Use of proceeds.....................     We intend to use the net proceeds we
                                         receive to redeem our senior discount
                                         notes and to redeem our outstanding
                                         shares of Series A preferred stock. We
                                         will use the remainder of the net
                                         proceeds, if any, for general corporate
                                         purposes.

                                         We will not receive any of the proceeds
                                         from the sale of shares by the selling
                                         stockholders.

Listing.............................     We intend to file an application to
                                         have our common stock approved for
                                         quotation on The Nasdaq Stock Market's
                                         National Market under the symbol
                                         "     ."

     Unless otherwise indicated, all share information in this prospectus is based on the number of shares outstanding as of July 1, 2001 and excludes:

     - 60,000 shares of our common stock issuable upon exercise of an outstanding warrant, at a price of $0.01 per share;

     - shares of our common stock available for future issuance under our 2001 stock incentive plan; and

     - the possible issuance of up to                additional shares of our
       common stock that the underwriters have the option to purchase from us to cover over-allotments.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The summary consolidated financial and other data for the fiscal year ended December 29, 1996 are derived from the unaudited financial statements of our predecessor, Big 5 Corporation. The summary consolidated financial and other data for the fiscal year ended December 28, 1997 are derived from our unaudited financial statements. The summary data presented below under the captions "Statements of Operations Data" and "Balance Sheet Data" for, and as of the end of the fiscal years ended January 3, 1999, January 2, 2000 and December 31, 2000 are derived from our audited consolidated financial statements, which financial statements have been audited by KPMG LLP, independent certified public accountants. The consolidated financial statements as of January 2, 2000 and December 31, 2000, and for each of the fiscal years ended January 3, 1999, January 2, 2000 and December 31, 2000, and the report thereon are included elsewhere in the prospectus. The summary consolidated financial and other data for the 26 weeks ended July 2, 2000 and July 1, 2001 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for these periods and as of such date. Our results for interim periods are not necessarily indicative of our results for a full year's operations. You should read the following tables in conjunction with the consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                                                                                     26 WEEKS ENDED
                                                          FISCAL YEARS(1)                         --------------------
                                      --------------------------------------------------------    JULY 2,     JULY 1,
                                        1996        1997        1998        1999        2000        2000        2001
                                      --------    --------    --------    --------    --------    --------    --------
                                             (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)
STATEMENTS OF OPERATIONS DATA:
Net sales...........................  $404,265    $443,541    $491,430    $514,324    $571,476    $266,983    $294,635
Gross profit........................   127,149     144,648     161,187     172,472     194,436      91,282     101,445
Operating income....................    16,518      23,039      30,240      31,771      40,393      15,528      17,513
Net income..........................     2,781       8,737       4,506       5,825      11,148       2,732       5,900
Pro forma net income(2).............
Pro forma earnings per share(2):
  Basic.............................                                                  $                       $
                                                                                      ========                ========
  Diluted...........................                                                  $                       $
                                                                                      ========                ========
Shares used to calculate pro forma
  earnings per share(2):
  Basic.............................
  Diluted...........................

STORE DATA:
  Same store sales increase(3)......       3.7%        6.6%        5.2%        2.0%        6.6%        5.6%        5.9%
  Net sales per gross square
    foot(4).........................  $    185    $    196    $    206    $    203    $    217    $    104    $    108
  End of period stores..............       196         210         221         234         249         236         252
  Average net sales per store(5)....  $  2,090    $  2,218    $  2,324    $  2,285    $  2,405    $  1,154    $  1,193

OTHER FINANCIAL DATA:
  Gross margin......................      31.5%       32.6%       32.8%       33.5%       34.0%       34.2%       34.4%
  EBITDA(6).........................  $ 26,096    $ 34,517    $ 39,130    $ 41,250    $ 49,733    $ 20,174    $ 22,657
  EBITDA margin.....................       6.5%        7.8%        8.0%        8.0%        8.7%        7.6%        7.7%
  Capital expenditures..............  $  3,453    $  5,151    $  8,500    $ 13,075    $ 11,602    $  5,237    $  4,457
  Depreciation and amortization.....     9,578       8,176       8,890       9,479       9,340       4,646       5,144

                                                                  AS OF JULY 1, 2001
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(2)
                                                              --------    --------------
                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Net working capital(7)......................................  $ 83,693
Total assets................................................   256,722
Total debt..................................................   180,127
Redeemable preferred stock..................................    55,199
Stockholders' deficit.......................................   (87,785)

---------------
(1) Our fiscal year is the 52 or 53 week reporting period ending on the Sunday closest to the calendar year end. Fiscal 1998 consisted of 53 weeks as compared to 52 weeks for each of fiscal years 1996, 1997, 1999 and 2000.

(2) The pro forma statements of operations data and the balance sheet data as adjusted are presented as if this offering and the application of the net proceeds occurred at the beginning of the periods presented for the pro forma statements of operations data and at July 1, 2001 for the balance sheet data as adjusted.

(3) Same store sales data for a period presented reflect net sales for stores open throughout that period as well as the corresponding prior period.

(4) Net sales per gross square foot is calculated by dividing net sales for stores open the entire period by the total gross square footage for those stores.

(5) Average net sales per store is calculated by dividing net sales for stores open the entire period by total store count for stores open the entire period.

(6) EBITDA is operating income before depreciation and amortization and, in fiscal 1997, excludes non-recurring transaction-related expenses. EBITDA is not a measure of financial performance under generally accepted accounting principles, or GAAP. Although EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, we understand that EBITDA is widely used by financial analysts as a measure of financial performance. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

(7) Net working capital is defined as current assets less current liabilities.

                                  RISK FACTORS

     The value of an investment in us will be subject to significant risks inherent in our business. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before purchasing our common stock. If any of the following risks and uncertainties actually occur, our business, financial condition or operating results could be materially and adversely affected. This could cause the trading price of our common stock to decline, perhaps significantly.

                         RISKS RELATED TO OUR BUSINESS

WE ARE HIGHLY LEVERAGED AND FUTURE CASH FLOWS MAY NOT BE SUFFICIENT TO MEET OUR OBLIGATIONS AND WE MIGHT HAVE DIFFICULTY OBTAINING MORE FINANCING.

     We have, and will continue to have, a substantial amount of debt. Upon the application of our net proceeds from this offering, the aggregate amount of our
debt will be approximately $     million. Our highly leveraged financial
position means:

     - a substantial portion of our cash flow from operations will be required to service our indebtedness;

     - our ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes might be impeded; and

     - we are more vulnerable to economic downturns and our ability to withstand competitive pressures is limited.

     Our future cash flow might not be sufficient to meet our obligations and commitments. If we fail to make any required payment under our credit agreement or indentures or if we otherwise default under these instruments, our debt may be accelerated under these instruments. This acceleration could also result in the acceleration of other indebtedness that we may have outstanding at that time.

     If we are unable to generate sufficient cash flow from operations to meet our obligations and commitments, we will be required to refinance or restructure our indebtedness or raise additional debt or equity capital. Additionally, we may be required to sell material assets or operations or delay or forego expansion opportunities. These alternative strategies might not be effected on satisfactory terms, if at all.

THE TERMS OF OUR DEBT INSTRUMENTS IMPOSE OPERATING AND FINANCIAL RESTRICTIONS ON US, WHICH MAY IMPAIR OUR ABILITY TO RESPOND TO CHANGING BUSINESS AND ECONOMIC CONDITIONS.

     The terms of our debt instruments impose operating and financial restrictions on us, including, among other things, restrictions on our ability to incur additional indebtedness, create or allow liens, pay dividends, engage in mergers, acquisitions or reorganizations, or make capital expenditures. As a result, our ability to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might further our growth strategy or otherwise benefit us without obtaining consent from our lenders. In addition, our credit facility is secured by a first priority security interest in our trade accounts receivable, merchandise inventories and general intangible assets. In the event of our insolvency, liquidation, dissolution or reorganization, the lenders under our debt instruments would be entitled to payment in full from our assets before distributions, if any, were made to our stockholders.

IF WE ARE UNABLE TO SUCCESSFULLY IMPLEMENT OUR CONTROLLED GROWTH STRATEGIES OR MANAGE OUR GROWING BUSINESS, OUR FUTURE OPERATING RESULTS COULD SUFFER.

     One of our strategies includes opening profitable stores in new and existing markets. Our ability to successfully implement our growth strategy could be negatively affected by any of the following:

     - suitable sites may not be available for leasing;

     - we may not be able to negotiate acceptable lease terms;

     - we might not be able to hire and retain qualified store personnel; and

     - we might not have the financial resources necessary to fund our expansion plans.

     In addition, our expansion in new and existing markets may present competitive, distribution and merchandising challenges that differ from our current challenges. These potential new challenges include competition among our stores, added strain on our distribution center, additional information to be processed by our management information systems and diversion of management attention from ongoing operations. We face additional challenges in entering new markets, including consumers' lack of awareness of us, difficulties in hiring personnel, and problems due to our unfamiliarity with local real estate markets and demographics. New markets may also have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. To the extent that we are not able to meet these new challenges, our net sales could decrease and our operating costs could increase.

BECAUSE OUR STORES ARE CONCENTRATED IN THE WESTERN UNITED STATES, WE ARE SUBJECT TO REGIONAL RISKS.

     Our stores are located in the western United States. Because of this, we are subject to regional risks, such as the economy, weather conditions, power outages, the increasing cost of electricity, earthquakes and other natural disasters and government regulations. For example, particularly in southern California where we have a high concentration of stores, seasonal factors such as unfavorable snow conditions, inclement weather or other localized conditions such as flooding, earthquakes or electricity blackouts could adversely affect our operations. If the region were to suffer an economic downturn or other adverse regional event, there could be an adverse impact on our net sales and profitability and our ability to implement our planned expansion program. Several of our competitors operate stores across the United States and thus are not as vulnerable to these regional risks.

IF WE LOSE KEY MANAGEMENT OR ARE UNABLE TO ATTRACT AND RETAIN THE TALENT REQUIRED FOR OUR BUSINESS, OUR OPERATING RESULTS COULD SUFFER.

     Our future success depends to a significant degree on the skills, experience and efforts of Steven G. Miller, our President and Chief Executive Officer, and other key personnel who are not obligated to stay with us. The loss of the services of any of these individuals could harm our business and operations. In addition, as our business grows, we will need to attract and retain additional qualified personnel in a timely manner and develop, train and manage an increasing number of management level sales associates and other employees. Competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees, and increases in the federal minimum wage or other employee benefits costs could increase our operating expenses. If we are unable to attract and retain personnel as needed in the future, our net sales growth and operating results may suffer.

OUR HARDWARE AND SOFTWARE SYSTEMS ARE VULNERABLE TO DAMAGE THAT COULD HARM OUR BUSINESS.

     Our success, in particular our ability to successfully manage inventory levels, largely depends upon the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at the store level, communicate customer information and aggregate daily sales information. These systems and our operations are vulnerable to damage or interruption from:

     - earthquake, fire, flood and other natural disasters;

     - power loss, computer systems failures, internet and telecommunications or data network failure, operator negligence, improper operation by or supervision of employees, physical and electronic loss of data or security breaches, misappropriation and similar events; and

     - computer viruses.

     Any failure that causes an interruption in our operations or a decrease in inventory tracking could result in reduced net sales.

IF OUR SUPPLIERS DO NOT PROVIDE SUFFICIENT QUANTITIES OF PRODUCTS, OUR NET SALES AND PROFITABILITY COULD SUFFER.

     We purchase merchandise from over 750 vendors. Although we did not rely on any single vendor for more than 7.0% of our total purchases during the twelve months ended July 1, 2001, our dependence on principal suppliers involves risk. Our 20 largest vendors collectively accounted for 34.5% of our total purchases. If there is a disruption in supply from a principal supplier or distributor, we may be unable to obtain merchandise that we desire to sell and that consumers desire to purchase. In addition, a significant portion of the products that we purchase, including those purchased from domestic suppliers, are manufactured abroad. A vendor could discontinue selling to us products manufactured in foreign countries at any time for reasons that may or may not be in our control. Our net sales and profitability could decline if we are unable to promptly replace a vendor who is unwilling or unable to satisfy our requirements with a vendor providing equally appealing products.

BECAUSE ALL OF OUR STORES RELY ON A SINGLE DISTRIBUTION CENTER, ANY DISRUPTION COULD ADVERSELY AFFECT OUR NET SALES.

     We currently rely on a single distribution center in Fontana, California. Any natural disaster or other serious disruption to this distribution center due to fire, earthquake or any other cause could damage a significant portion of our inventory and could materially impair both our ability to adequately stock our stores and our net sales and profitability. If the security measures used at our distribution center do not prevent inventory theft, our gross margin may significantly decrease. In addition, because of limited capacity at the current distribution center, we will need to build a replacement distribution center in the next two to three years. Any disruption to, or delay in, this process could adversely affect our future operations.

SOME OF OUR COMPENSATION PRACTICES HAVE BEEN CHALLENGED IN A COMPLAINT THAT, IF SUCCESSFUL, COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     On August 9, 2001, we received a copy of a complaint filed in the California Superior Court in Los Angeles entitled Mosely, et al., v. Big 5 Corp., Case No. BC255749, alleging violations of the California Labor Code and the Business and Professions Code. This complaint was brought as a purported class action with two subclasses comprised of our California store managers and our California first assistant store managers. The plaintiffs allege that we improperly classified our store managers and first assistant store managers as exempt employees not entitled to overtime pay for work in excess of forty hours per week. They seek, on behalf of the class members, back pay for overtime allegedly not paid, statutory penalties in the amount of an additional thirty days' wages for each employee whose employment terminated in the four years preceding the complaint and injunctive relief to require us to treat our store management as non-exempt. The complaint has only recently been filed. We have not yet answered the complaint and discovery has not commenced. We intend to defend the case vigorously. This litigation could have a material adverse effect on our financial condition, and any required change in our labor practices, as well as costs of defending this litigation, could have a negative impact on our results of operations.

                         RISKS RELATED TO OUR INDUSTRY

A DOWNTURN IN THE ECONOMY MAY AFFECT CONSUMER PURCHASES OF DISCRETIONARY ITEMS, WHICH COULD REDUCE OUR NET SALES.

     In general, our sales represent discretionary spending by our customers. Discretionary spending is affected by many factors, including, among others, general business conditions, interest rates, inflation, consumer debt levels, the availability of consumer credit, taxation, electricity power rates, unemployment trends and other matters that influence consumer confidence and spending. Our customers' purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our net sales and profitability could decline.

SEASONAL FLUCTUATIONS IN THE SALES OF SPORTING GOODS COULD CAUSE OUR ANNUAL OPERATING RESULTS TO SUFFER SIGNIFICANTLY.

     We experience seasonal fluctuations in our net sales and operating results. In fiscal 2000, we generated 27.7% of our net sales and 38.0% of our operating income in the fourth fiscal quarter, which includes the holiday selling season as well as the peak winter sports selling season. As a result, we incur significant additional expenses in the fourth fiscal quarter due to higher purchase volumes and increased staffing. If we miscalculate the demand for our products generally or for our product mix during the fourth fiscal quarter, our net sales could decline, resulting in excess inventory, which could harm our financial performance. Because a substantial portion of our operating income is derived from our fourth fiscal quarter net sales, a shortfall in expected fourth fiscal quarter net sales could cause our annual operating results to suffer significantly.

INTENSE COMPETITION IN THE SPORTING GOODS INDUSTRY COULD LIMIT OUR GROWTH AND REDUCE OUR PROFITABILITY.

     The retail market for sporting goods is highly fragmented and intensely competitive. We compete directly or indirectly with the following categories of companies:

     - other traditional sporting goods stores and chains;

     - mass merchandisers, discount stores and department stores, such as Wal-Mart, Kmart, Target, JC Penney and Sears;

     - specialty sporting goods shops and pro shops, such as The Athlete's Foot and Foot Locker;

     - sporting goods superstores, such as The Sports Authority and Gart Sports Company; and

     - internet retailers.

     Some of our competitors have a larger number of stores and greater financial, distribution, marketing and other resources than we have. In addition, if our competitors reduce their prices, it may be difficult for us to reach our net sales goals without reducing our prices. As a result of this competition, we may also need to spend more on advertising and promotion than we anticipate. If we are unable to compete successfully, our operating results will suffer.

WE MAY INCUR COSTS FROM LITIGATION OR INCREASED REGULATION RELATING TO PRODUCTS THAT WE SELL, PARTICULARLY FIREARMS.

     We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. Our insurance coverage may not be adequate to cover every claim that could be asserted against us. If a successful claim were brought against us in excess of our insurance coverage, it could harm our business. Even unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our business. In addition, we are subject to regulation by the Consumer Product Safety Commission and similar state regulatory agencies. If we fail to comply with government and industry safety standards, we may be subject to claims, lawsuits, fines and adverse publicity that could adversely affect our operating results.

     In addition, we sell firearms, products associated with an increased risk of injury and related lawsuits. Sales of firearms and ammunition represented approximately 2.7% of our net sales in fiscal 2000. We may incur losses due to lawsuits relating to our performance of background checks on firearms purchases as mandated by state and federal law or the improper use of firearms sold by us, including lawsuits by municipalities or other organizations attempting to recover costs from firearms manufacturers and retailers relating to the misuse of firearms. In addition, in the future there may be increased federal, state or local regulation, including taxation, of the sale of firearms in both our current markets as well as future markets in which we may operate. Commencement of these lawsuits against us or the establishment of new regulations could reduce our net sales and decrease our profitability.

IF WE FAIL TO ANTICIPATE CHANGES IN CONSUMER PREFERENCES, WE MAY EXPERIENCE LOWER NET SALES, HIGHER INVENTORY MARKDOWNS AND LOWER MARGINS.

     Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty. These preferences are also subject to change. Our success depends upon our ability to anticipate and respond in a timely manner to trends in sporting goods merchandise and consumers' participation in sports. If we fail to identify and respond to these changes, our net sales may decline. In addition, because we often make commitments to purchase products from our vendors up to six months in advance of the proposed delivery, if we misjudge the market for our merchandise, we may over-stock unpopular products and be forced to take inventory markdowns that could have a negative impact on profitability.

                         RISKS RELATED TO THIS OFFERING

BECAUSE OF THEIR SIGNIFICANT STOCK OWNERSHIP, OUR OFFICERS, DIRECTORS AND A SUBSTANTIAL STOCKHOLDER MAY BE ABLE TO EXERT SIGNIFICANT CONTROL OVER OUR FUTURE DIRECTION.

     After this offering, our executive officers and directors, their affiliates
and a substantial stockholder will together control approximately      % of our
outstanding common stock. As a result, these stockholders, if they act together, may be able to control, as a practical matter, all matters requiring our stockholders' approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may delay, prevent or deter a change in control, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the company or its assets and might adversely affect the market price of our common stock.

THE PRICE OF OUR COMMON STOCK AFTER THIS OFFERING MAY BE LOWER THAN THE OFFERING PRICE YOU PAY AND MAY BE VOLATILE.

     Prior to this offering, our common stock has not been sold in a public market. After this offering, an active trading market in our common stock might not develop. If an active trading market develops, it may not continue. Moreover, if an active market develops, the trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies. These broad market fluctuations could adversely affect the market price of our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was negotiated with the representatives of the underwriters based upon a number of factors. The price of our common stock that will prevail in the market after this offering may be higher or lower than the offering price.

SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK COULD BE SOLD IN THE NEAR FUTURE, WHICH COULD DEPRESS OUR STOCK PRICE.

     Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. All of the outstanding shares of common stock belonging to officers, directors and other stockholders are currently "restricted securities" under the Securities Act. Some of these shares will be included in the sale of shares in this offering. The remaining shares are eligible for future sale in the public market at prescribed times pursuant to Rule 144 under the Securities Act, or otherwise. Sales of a significant number of these shares of common stock in the public market could adversely affect the market price of the common stock.

     Green Equity Investors, L.P. owns 723,577 shares of our common stock and has the right to require us to register the common stock held by it at any time pursuant to a registration rights agreement entered into in 1992. In addition, holders of 1,444,800 shares of our common stock will have piggyback registration rights after the consummation of this offering. All of these holders, including Green Equity Investors, L.P., have agreed not to sell or otherwise dispose of any of their shares, other than those shares being sold in this offering, for a period of 180 days after the consummation of this offering. If, upon the expiration of the 180 days, Green Equity Investors, L.P. exercises its right to require us to register its shares for resale, the market price of our common stock could decline.

OUR ANTI-TAKEOVER PROVISIONS COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY, EVEN IF SUCH CHANGE OF CONTROL WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include:

     - a board of directors that is classified such that only one-third of directors are elected each year;

     - authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

     - limitations on the ability of stockholders to call special meetings of stockholders;

     - prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and

     - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

     In addition, Section 203 of the Delaware General Corporations Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some stockholders.

INVESTORS WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF THEIR INVESTMENT.

     The initial public offering price will be substantially higher than the net tangible book value per share of the outstanding common stock. If you purchase shares of our common stock, you will incur immediate and substantial dilution in
the amount of $     per share, based on an assumed initial public offering price
of $     per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus. This means that if we were to be liquidated immediately after the offering, there may be no assets available for distribution to you after satisfaction of all of our obligations to creditors. Investors will incur additional dilution upon the exercise of the outstanding warrant.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business", and elsewhere in this prospectus constitute forward-looking statements. These statements involve risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue" or the negative of these terms or other comparable terminology.

     Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except as required by law, we do not intend to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

     We expect to receive approximately $78.1 million in net proceeds from the sale of shares of our common stock in this offering based on the sale of million shares at an assumed initial public offering price of
$               per share, the mid-point of the initial public offering price range set forth on the cover of this prospectus. If the underwriters exercise their over-allotment option in full, we expect our net proceeds to be approximately $87.4 million.

     We intend to use the net proceeds from this offering to:

     - redeem in full all of our 13.45% senior discount notes due 2008 for an
       aggregate redemption price of approximately $       million; and

     - redeem in full all outstanding shares of our redeemable Series A 13.45% senior exchangeable preferred stock for an aggregate redemption price of
       approximately $       million.

     If the underwriters do not exercise their over-allotment option, we intend to draw upon our credit facility to fully fund these uses. If the underwriters exercise their over-allotment option, any additional net proceeds to us will be used to fund general corporate purposes. Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term investment grade securities.

     We will not receive any of the proceeds from the sale of shares by the selling stockholders.

                                DIVIDEND POLICY

     We anticipate that we will retain all of our earnings in the foreseeable future to finance the expansion of our business and, therefore, we do not anticipate paying any cash dividends on our shares of common stock in the foreseeable future. In addition, our credit facility and the indentures governing our outstanding senior notes and senior discount notes place limitations on our ability to pay dividends or make other distributions in respect of our common stock. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of July 1, 2001:

     - on an actual basis; and

     - on an as adjusted basis to give effect to the sale of           shares of
       our common stock in this offering at an assumed initial public offering
       price of $     per share, which is the mid-point of the initial public
       offering price range set forth on the cover of this prospectus, and the intended application of the net proceeds.

                                                               AS OF JULY 1, 2001
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              ------    -----------
                                                                   (UNAUDITED)
                                                              (DOLLARS IN MILLIONS)
Total debt:
  Revolving credit facility(1)..............................  $ 53.3      $
  10.875% senior notes due 2007.............................   103.8
  13.45% senior discount notes due 2008.....................    23.0          --
                                                              ------      ------
Total debt..................................................   180.1
  Redeemable Series A 13.45% senior exchangeable preferred
     stock, $0.01 par value, authorized 350,000 shares;
     issued and outstanding 350,000 shares actual; no shares
     issued and outstanding as adjusted.....................    55.2          --
Stockholders' deficit:
  Preferred stock, $0.01 par value, authorized 1,150,000
     shares; no shares issued and outstanding actual; no
     shares issued and outstanding as adjusted..............      --          --
  Common stock, $0.01 par value per share, 5,000,000 shares
     authorized, 1,926,500 shares issued and outstanding,
     actual;           shares issued and outstanding as
     adjusted...............................................      --          --
  Additional paid-in capital................................    10.0
  Accumulated deficit.......................................   (97.8)
                                                              ------      ------
  Stockholders' deficit.....................................   (87.8)
                                                              ------      ------
Total capitalization........................................  $147.5      $
                                                              ======      ======

---------------
(1) As of July 1, 2001, on an actual basis, there was $55.3 million available for additional borrowings under our revolving credit facility.

                                    DILUTION

     The net tangible book value of our common stock on July 1, 2001 was $
million, or approximately $     per share. Net tangible book value per share
represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of shares at an assumed initial public offering
price of $     per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value at July 1, 2001 would have been approximately
$     million, or $     per share. This represents an immediate increase in net
tangible book value of $     per share to existing stockholders and an immediate
dilution in net tangible book value of $     per share to new investors
purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.............              $
  Net tangible book value per share at July 1, 2001.........  $
  Increase per share attributable to this offering..........  $
As adjusted net tangible book value per share after this
  offering..................................................              $
Dilution per share to new investors.........................              $

     The following table summarizes, on an as adjusted basis, as of
            , 2001, the total number of shares of our common stock, the total consideration paid and the average price per share paid by existing stockholders and by the new investors in this offering, calculated before deducting the estimated underwriting discounts and commissions and offering expenses:

                                             SHARES PURCHASED     TOTAL CONSIDERATION
                                            -------------------   -------------------   AVERAGE PRICE
                                             NUMBER    PERCENT     AMOUNT    PERCENT      PER SHARE
                                            --------   --------   --------   --------   -------------
Existing stockholders.....................
New investors.............................
  Total...................................

     The foregoing discussion and tables assume no exercise by the underwriters of their over-allotment option and no exercise of the outstanding warrant for 60,000 shares of our common stock that is exercisable at $0.01 per share.
               shares are reserved for issuance under our 2001 stock incentive plan. To the extent the over-allotment option or the outstanding warrant is exercised, or any shares under the 2001 stock incentive plan are issued, there may be further dilution to new investors.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The selected consolidated financial data for the fiscal year ended December 29, 1996 are derived from the unaudited financial statements of our predecessor, Big 5 Corporation. The selected consolidated financial and other data for the fiscal year ended December 28, 1997 are derived from our unaudited financial statements. The selected data presented below under the captions "Statements of Operations Data" and "Balance Sheet Data" for, and as of the end of, the fiscal years ended January 3, 1999, January 2, 2000 and December 31, 2000 are derived from our audited consolidated financial statements, which financial statements have been audited by KPMG LLP, independent certified public accountants. The consolidated financial statements as of January 2, 2000 and December 31, 2000, and for each of the years ended January 3, 1999, January 2, 2000 and December 31, 2000, and the report thereon are included elsewhere in this prospectus. The selected consolidated financial and other data for the 26 weeks ended July 2, 2000 and July 1, 2001 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for these periods and as of such date. Our results for interim periods are not necessarily indicative of our results for a full year's operations. You should read the following tables in conjunction with the consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                                                         FISCAL YEARS(1)                        26 WEEKS ENDED
                                                       ----------------------------------------------------   -------------------
                                                                                                              JULY 2,    JULY 1,
                                                         1996       1997       1998       1999       2000       2000       2001
                                                       --------   --------   --------   --------   --------   --------   --------
                                                           (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)
STATEMENTS OF OPERATIONS DATA:
Net sales............................................  $404,265   $443,541   $491,430   $514,324   $571,476   $266,983   $294,635
Cost of goods sold, buying and occupancy.............   277,116    298,893    330,243    341,852    377,040    175,701    193,190
                                                       --------   --------   --------   --------   --------   --------   --------
Gross profit.........................................   127,149    144,648    161,187    172,472    194,436     91,282    101,445
Selling and administrative...........................   101,053    113,433    122,057    131,222    144,703     71,108     78,788
Depreciation and amortization........................     9,578      8,176      8,890      9,479      9,340      4,646      5,144
                                                       --------   --------   --------   --------   --------   --------   --------
Operating income.....................................    16,518     23,039     30,240     31,771     40,393     15,528     17,513
Interest expense, net................................    11,482     12,879     22,975     21,574     22,008     11,063     10,181
                                                       --------   --------   --------   --------   --------   --------   --------
Income before income taxes and extraordinary gain....     5,036     10,160      7,265     10,197     18,385      4,465      7,332
Income taxes.........................................       970       (174)     2,838      4,000      7,324      1,820      3,032
                                                       --------   --------   --------   --------   --------   --------   --------
Income before extraordinary gain.....................     4,066     10,334      4,427      6,197     11,061      2,645      4,300
Extraordinary gain (loss) from early extinguishment
  of debt, net of income taxes.......................    (1,285)    (1,597)        79       (372)        87         87      1,600
                                                       --------   --------   --------   --------   --------   --------   --------
Net income...........................................     2,781      8,737      4,506      5,825     11,148      2,732      5,900
Redeemable preferred stock dividends.................     1,350      1,763      5,036      5,621      6,400      3,092      3,529
                                                       --------   --------   --------   --------   --------   --------   --------
Net income (loss) available to common stockholders...  $  1,431   $  6,974   $   (530)  $    204   $  4,748   $   (360)  $  2,371
                                                       ========   ========   ========   ========   ========   ========   ========
Earnings (loss) per share:
  Basic..............................................  $   0.36   $   1.87   $  (0.27)  $   0.11   $   2.46   $  (0.19)  $   1.23
                                                       ========   ========   ========   ========   ========   ========   ========
  Diluted............................................  $   0.32   $   1.67   $  (0.27)  $   0.10   $   2.39   $  (0.19)  $   1.19
                                                       ========   ========   ========   ========   ========   ========   ========
Shares used to calculate earnings per share:
  Basic..............................................     3,974      3,721      1,934      1,927      1,927      1,927      1,927
  Diluted............................................     4,429      4,177      1,934      1,987      1,987      1,927      1,987
STORE DATA:
Same store sales increase(2).........................       3.7%       6.6%       5.2%       2.0%       6.6%       5.6%       5.9%
Net sales per gross square foot(3)...................  $    185   $    196   $    206   $    203   $    217   $    104   $    108
End of period stores.................................       196        210        221        234        249        236        252
Average net sales per store(4).......................  $  2,090   $  2,218   $  2,324   $  2,285   $  2,405   $  1,154   $  1,193
OTHER FINANCIAL DATA:
Gross margin.........................................      31.5%      32.6%      32.8%      33.5%      34.0%      34.2%      34.4%
EBITDA(5)............................................  $ 26,096   $ 34,517   $ 39,130   $ 41,250   $ 49,733   $ 20,174   $ 22,657
EBITDA margin........................................       6.5%       7.8%       8.0%       8.0%       8.7%       7.6%       7.7%
Capital expenditures.................................  $  3,453   $  5,151   $  8,500   $ 13,075   $ 11,602   $  5,237   $  4,457
BALANCE SHEET DATA:
Cash and cash equivalents............................  $  4,797   $  1,364   $     --   $     --   $     --   $     --   $     --
Net working capital(6)...............................    70,428     80,299     66,873     71,289     69,427     81,882     83,693
Total assets.........................................   197,869    220,863    216,048    227,945    248,981    241,690    256,722
Total debt...........................................    86,450    198,286    176,591    178,446    172,098    187,349    180,127
Redeemable preferred stock...........................    20,756     35,000     39,866     45,408     51,721     48,462     55,199
Stockholders' equity (deficit).......................    11,099    (94,510)   (95,102)   (94,902)   (90,156)   (95,264)   (87,785)

---------------
(1) Our fiscal year is the 52 or 53 week reporting period ending on the Sunday closest to the calendar year end. Fiscal 1998 consisted of 53 weeks as compared to 52 weeks for each of fiscal years 1996, 1997, 1999 and 2000.

(2) Same store sales data for a period presented reflect stores open throughout that period as well as the corresponding prior period.

(3) Net sales per gross square foot is calculated by dividing net sales for stores open the entire period by the total gross square footage for those stores.

(4) Average net sales per store is calculated by dividing net sales for stores open the entire period by total store count for stores open the entire period.

(5) EBITDA is operating income before depreciation and amortization and, in fiscal 1997, excludes non-recurring transaction-related expenses. EBITDA is not a measure of financial performance under generally accepted accounting principles, or GAAP. Although EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, we understand that EBITDA is widely used by financial analysts as a measure of financial performance. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

(6) Net working capital is defined as current assets less current liabilities.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     Throughout this section, our fiscal years ended January 3, 1999, January 2, 2000 and December 31, 2000 are referred to as 1998, 1999 and 2000, respectively. The following discussion and analysis of our financial condition and results of operations for 1998, 1999 and 2000 and the 26 weeks ended July 2, 2000 and July 1, 2001 should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risk and uncertainties. You should review the "Risk Factors" set forth elsewhere in this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

OVERVIEW

     We are the leading sporting goods retailer in the western United States, operating 252 stores in 10 states under the name "Big 5 Sporting Goods." We provide a full-line product offering of over 25,000 stock keeping units in a traditional sporting goods store format that averages 11,000 square feet. Our product mix includes athletic shoes, apparel and accessories, as well as a broad selection of outdoor and athletic equipment for team sports, fitness, camping, hunting, fishing, tennis, golf, snowboarding and in-line skating. We believe over the past 46 years we have developed a reputation with the competitive and recreational sporting goods customer as a convenient neighborhood sporting goods retailer that delivers consistent value on quality merchandise.

     Throughout our 46 year history, we have emphasized controlled growth. The following table summarizes our store count for the periods presented:

                                                                                   26 WEEKS ENDED
                                                             FISCAL YEAR         ------------------
                                                         --------------------    JULY 2,    JULY 1,
                                                         1998    1999    2000     2000       2001
                                                         ----    ----    ----    -------    -------
BIG 5 SPORTING GOODS STORES
  Beginning of period..................................  210     221     234       234        249
  New stores(1)........................................   12      15      15         2          6
  Stores relocated.....................................   (1)     (1)     --        --         (3)
  Stores closed........................................   --      (1)     --        --         --
                                                         ---     ---     ---       ---        ---
  End of Period........................................  221     234     249       236        252
                                                         ===     ===     ===       ===        ===

---------------
(1) Stores that are relocated during any period are classified as new stores.

BASIS OF REPORTING

     Net Sales

     Net sales consists of sales from all stores operated during the period presented, net of merchandise returns. Same store sales for a period reflect net sales from stores operated throughout that period as well as the corresponding prior period. New store sales for a period reflect net sales from stores opened in that period as well as net sales from stores opened during the prior fiscal year. Stores that are relocated during any period are treated as new stores.

     Gross Profit

     Gross profit is comprised of net sales less all costs of sales, including the cost of merchandise, inventory markdowns, inventory shrinkage, inbound freight, distribution and warehousing, payroll for our buying personnel and store occupancy costs. Store occupancy costs include rent, contingent rents, common area maintenance and real estate property taxes.

     Selling and Administrative

     Selling and administrative includes store management and corporate expenses, including non-buying personnel payroll, employment taxes, employee benefits, management information systems, advertising, insurance, legal, store pre-opening expenses and other corporate level expenses. Store pre-opening expenses include store-level payroll, grand opening event marketing, travel, supplies and other store opening expenses.

     Depreciation and Amortization

     Depreciation and amortization consists primarily of the depreciation of leasehold improvements, fixtures and equipment owned by us, amortization of leasehold interest and goodwill and non-cash rent expense.

RESULTS OF OPERATIONS

     The following table sets forth selected items from our statements of operations as a percentage of our net sales for the periods indicated:

                                                                                 26 WEEKS ENDED
                                                     FISCAL YEAR              --------------------
                                             ---------------------------      JULY 2,      JULY 1,
                                             1998       1999       2000        2000         2001
                                             -----      -----      -----      -------      -------
Net sales..................................  100.0%     100.0%     100.0%      100.0%       100.0%
Costs of sales.............................   67.2       66.5       66.0        65.8         65.6
                                             -----      -----      -----       -----        -----
  Gross profit.............................   32.8       33.5       34.0        34.2         34.4
Selling and administrative.................   24.8       25.5       25.3        26.6         26.8
Depreciation and amortization..............    1.8        1.8        1.6         1.7          1.7
                                             -----      -----      -----       -----        -----
  Operating income.........................    6.2        6.2        7.1         5.9          5.9
Interest expense, net......................    4.7        4.2        3.9         4.2          3.5
                                             -----      -----      -----       -----        -----
  Income before income tax expense.........    1.5        2.0        3.2         1.7          2.4
Income tax expense.........................    0.6        0.8        1.3         0.7          1.0
Extraordinary gain/(loss)..................    0.0       (0.1)       0.0         0.0          0.5
                                             -----      -----      -----       -----        -----
  Net income...............................    0.9%       1.1%       1.9%        1.0%         1.9%
                                             =====      =====      =====       =====        =====

26 WEEKS ENDED JULY 1, 2001 COMPARED TO 26 WEEKS ENDED JULY 2, 2000

     Net Sales. Net sales increased by $27.6 million, or 10.4%, to $294.6 million in the first 26 weeks of 2001 from $267.0 million in the first 26 weeks of 2000. This growth reflected an increase of $15.7 million in same store sales and an increase of $13.3 million in new store sales. The remaining variance is attributable to net sales from closed stores. Same store sales increased by 5.9% in the first 26 weeks of 2001. The increase in same store sales was attributable to higher net sales in the majority of our merchandise categories. New store sales reflect the opening of 6 stores during the first 26 weeks of 2001 as well as 15 new stores opened during 2000. As of July 1, 2001, we have realized 22 consecutive quarterly increases in same store sales over comparable prior periods.

     Gross Profit. Gross profit increased by $10.1 million, or 11.1%, to $101.4 million in the first 26 weeks of 2001 from $91.3 million in the first 26 weeks of 2000. Gross profit was 34.4% of net sales in the first 26 weeks of 2001 compared to 34.2% in the first 26 weeks of 2000. We achieved higher gross margins primarily due to improved gross margins in the majority of our product categories as well as increased same store sales that resulted in decreased occupancy costs as a percentage of net sales.

     Selling and Administrative. Selling and administrative increased by $7.7 million, or 10.8%, to $78.8 million in the first 26 weeks of 2001 from $71.1 million in the first 26 weeks of 2000. The increase in selling and administrative reflects an increase in our store base from 236 stores at July 2, 2000 to 252 at July 1, 2001. Selling and administrative was 26.8% of net sales in the first 26 weeks of 2001 compared to

26.6% in the first 26 weeks of 2000. The increase in selling and administrative on a percentage basis was due to one-time expenses related to training of our store personnel for the completion of the rollout of our new point of sale systems to all stores.

     Depreciation and Amortization. Depreciation and amortization increased by $0.5 million, or 10.7%, to $5.1 million in the first 26 weeks of 2001 from $4.6 million in the first 26 weeks of 2000. The increase was primarily due to added depreciation and amortization related to expenditures for the growth in our store base, as well as depreciation related to expenditures for our new point of sale system.

     Interest Expense, net. Interest expense, net decreased by $0.9 million, or 8.0%, to $10.2 million in the first 26 weeks of 2001 from $11.1 million in the first 26 weeks of 2000. This decrease reflected lower average daily debt balances during the first 26 weeks of 2001, in addition to lower average interest rates related to our credit facility.

     Income Taxes. Provision for income taxes was $3.0 million for the first 26 weeks of 2001 and $1.8 million for the first 26 weeks of 2000. Our effective income tax rate for the first 26 weeks of 2001 was 41.4% as compared to 40.8% for the first 26 weeks of 2000. Income taxes are based on the estimated effective tax rate for the entire fiscal year applied to the pre-tax income for the period.

     Extraordinary Gain From Early Extinguishment of Debt. We incurred an extraordinary gain of $1.6 million, net of taxes, for the first 26 weeks of 2001, in connection with the repurchase of $12.5 million face value of our senior discount notes. We incurred an extraordinary gain of $0.1 million, net of taxes, for the first 26 weeks of 2000, in connection with the repurchase of $7.8 million of our senior notes.

FISCAL 2000 COMPARED TO FISCAL 1999

     Net Sales. Net sales increased by $57.2 million, or 11.1%, to $571.5 million in 2000 from $514.3 million in 1999. This growth reflected an increase of $33.3 million in same store sales and an increase of $21.6 million in new store sales. The remaining variance is attributable to net sales from closed stores. Same store sales increased by 6.6% in 2000. The increase in same store sales was primarily attributable to higher net sales in the majority of our merchandise categories led by growth in the exercise, skating (including scooters), winter apparel, golf, water sports and snowboard equipment categories. The increase in same store sales was in part due to a significant increase in the sale of scooters during the second half of 2000. We do not expect to realize comparable scooter sales volume in 2001. The increase in new store sales reflected the opening of 15 stores during 2000 and 15 stores during 1999.

     Gross Profit. Gross profit increased by $21.9 million, or 12.7%, to $194.4 million in 2000 from $172.5 million in 1999. Gross profit was 34.0% of net sales in 2000 compared to 33.5% in 1999. We were able to achieve higher gross margins in the majority of our product categories in 2000.

     Selling and Administrative. Selling and administrative increased by $13.5 million, or 10.3%, to $144.7 million in 2000 from $131.2 million in 1999. The increase was primarily due to the increase in our store count, added store labor in response to positive sales trends and increases in advertising expenses during particular periods of 2000. Selling and administrative was 25.3% of net sales in 2000 compared to 25.5% in 1999. The decrease resulted from the 6.6% increase in same store sales that allowed us to leverage certain costs included in selling and administrative.

     Depreciation and Amortization. Depreciation and amortization decreased by $0.2 million, or 1.5%, to $9.3 million in 2000 from $9.5 million in 1999. This decrease resulted primarily from the completion in the fourth quarter of 1999 of depreciation of fixed assets related to our original acquisition by Green Equity Investors, L.P. and management in 1992 and a decrease in non-cash rent expense. These decreases were partially offset by added depreciation and amortization related to expenditures for the growth in our store base during 2000, with store count growing from 234 at the end of 1999 to 249 at the end of 2000.

     Interest Expense, net. Interest expense, net increased by $0.4 million, or 2.0%, to $22.0 million in 2000 from $21.6 million in 1999. This increase was primarily due to higher interest rates on our credit facility in 2000 versus 1999 and accretion on our senior discount notes. This increase was partially offset by lower average debt balances for our credit facility and senior notes in 2000 versus 1999.

     Income Taxes. Provision for income taxes was $7.3 million in 2000 and $4.0 million in 1999. Our effective income tax rate for 2000 was 39.8% as compared to 39.2% for 1999.

     Extraordinary Gain From Early Extinguishment of Debt. We incurred an extraordinary gain of $0.1 million, net of taxes in 2000, in connection with the repurchase of $7.8 million of our senior notes. We incurred an extraordinary loss of $0.4 million, net of taxes, in 1999, in connection with the repurchase of $19.1 million of our senior notes and $2.5 million face value of our senior discount notes.

FISCAL 1999 COMPARED TO FISCAL 1998

     Extra Week in 1998. Our fiscal year ends on the Sunday nearest to December 31 and generally results in a 52 week fiscal year. Fiscal 1998 included 53 weeks. For purposes of annual comparisons, unless otherwise noted, we have not adjusted for this difference.

     Net Sales. Net sales increased by $22.9 million, or 4.7%, to $514.3 million in 1999 from $491.4 million in 1998. This growth reflected an increase of $9.5 million in same store sales, an increase of $22.5 million in new store sales and a decrease of $7.7 million related to the extra week of sales included in 1998's 53 week results. The remaining variance is attributable to net sales from closed stores. Same store sales increased by 2.0% from 1998 to 1999. The increase in same store sales was primarily attributable to strong sales of outdoor related products. Unfavorable weather resulted in lower snowboard and winter apparel sales during the year while the majority of our remaining categories showed positive results for the year. The increase in new store sales reflected the opening of 15 stores in 1999 and 12 stores in 1998.

     Gross Profit. Gross profit increased by $11.3 million, or 7.0%, to $172.5 million in 1999 from $161.2 million in 1998. Gross profit was 33.5% of net sales in 1999 compared to 32.8% in 1998. We were able to achieve higher gross margins in the majority of our product categories in 1999.

     Selling and Administrative. Selling and administrative increased by $9.2 million, or 7.5%, to $131.2 million in 1999 from $122.1 million in 1998. Selling and administrative was 25.5% of net sales in 1999 compared to 24.8% in 1998. The increase was primarily due to increases in store related expenses as well as increases in advertising expenses during particular periods of 1999.

     Depreciation and Amortization. Depreciation and amortization increased by $0.6 million, or 6.6%, to $9.5 million in 1999 from $8.9 million in 1998. The increase was due primarily to added depreciation and amortization related to expenditures for the growth in our store base during 1999, with store count growing from 221 at the end of 1998 to 234 at the end of 1999.

     Interest Expense, net. Interest expense, net decreased by $1.4 million, or 6.1%, to $21.6 million in 1999 from $23.0 million in 1998. This decrease was primarily due to lower average debt balances during 1999 versus 1998.

     Income Taxes. Provision for income taxes was $4.0 million in 1999 and $2.8 million in 1998. Our effective income tax rate for 1999 was 39.2% as compared to 39.1% for 1998.

     Extraordinary Loss From Early Extinguishment of Debt. We incurred an extraordinary loss of $0.4 million, net of taxes in 1999, in connection with the repurchase of $19.1 million of our senior notes and $2.5 million face value of our senior discount notes. We incurred an extraordinary gain of $0.1 million, net of taxes in 1998, in connection with the repurchase of $5.0 million face value of our senior discount notes.

UNAUDITED QUARTERLY OPERATING RESULTS

     The following table sets forth, for the periods indicated, our results of operations and selected items in our consolidated statements of operations as a percentage of total year results and as a percentage of net sales. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited financial statements appearing elsewhere in this prospectus. In the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

                                                     FISCAL 1999                      FISCAL 2000
                                      -----------------------------------------   -------------------
                                         Q1         Q2         Q3         Q4         Q1         Q2
                                      --------   --------   --------   --------   --------   --------
                                                          (DOLLARS IN THOUSANDS)
Results of operations:
 Net sales..........................  $117,097   $125,579   $131,440   $140,208   $129,712   $137,271
 Gross profit.......................    38,269     43,857     43,040     47,306     42,888     48,394
 Selling and administrative.........    31,823     32,787     33,820     32,792     34,941     36,167
 Depreciation and amortization......     2,380      2,335      2,386      2,378      2,329      2,317
                                      --------   --------   --------   --------   --------   --------
 Operating income...................     4,066      8,735      6,834     12,136      5,618      9,910
 Net income.........................      (837)     1,880        500      4,282        134      2,598
Same store sales increase...........       0.8%       1.1%       2.9%       3.5%       6.2%       5.0%
Percentage of total year:(1)
 Net sales..........................      22.8%      24.4%      25.6%      27.3%      22.7%      24.0%
 Operating income...................      12.8%      27.5%      21.5%      38.2%      13.9%      24.5%
Percentage of net sales:
 Gross profit.......................      32.7%      34.9%      32.7%      33.7%      33.1%      35.3%
 Selling and administrative.........      27.2%      26.1%      25.7%      23.4%      26.9%      26.3%
 Operating income...................       3.5%       7.0%       5.2%       8.7%       4.3%       7.2%

                                          FISCAL 2000           FISCAL 2001
                                      -------------------   -------------------
                                         Q3         Q4         Q1         Q2
                                      --------   --------   --------   --------
                                               (DOLLARS IN THOUSANDS)
Results of operations:
 Net sales..........................  $146,169   $158,324   $143,179   $151,456
 Gross profit.......................    48,913     54,241     47,837     53,609
 Selling and administrative.........    37,060     36,535     38,252     40,537
 Depreciation and amortization......     2,325      2,369      2,574      2,570
                                      --------   --------   --------   --------
 Operating income...................     9,528     15,337      7,011     10,502
 Net income.........................     2,422      5,994      2,643      3,257
Same store sales increase...........       7.2%       8.1%       6.1%       5.8%
Percentage of total year:(1)
 Net sales..........................      25.6%      27.7%        NA         NA
 Operating income...................      23.6%      38.0%        NA         NA
Percentage of net sales:
 Gross profit.......................      33.5%      34.3%      33.4%      35.4%
 Selling and administrative.........      25.4%      23.1%      26.7%      26.8%
 Operating income...................       6.5%       9.7%       4.9%       6.9%

---------------
(1) Percentages may not add to 100.0% due to rounding.

     We have experienced, and expect to continue to experience, fluctuations in our quarterly operating results. Although there are numerous factors that can contribute to these fluctuations, the principal factor is seasonality in the fourth fiscal quarter, which includes a seasonal weather change from fall to winter, the holiday selling season and the peak winter sports selling season.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal liquidity requirements are for working capital and capital expenditures. We fund our liquidity requirements with cash flow from operations and borrowings under our credit facility.

     Net cash used in operating activities for the 26 weeks ended July 1, 2001 and July 2, 2000 was $3.6 million and $4.6 million. The decrease in cash used in operating activities primarily reflects improved earnings and working capital management during the first 26 weeks of 2001. Net cash provided by operating activities for the years 2000, 1999 and 1998 was $20.0 million, $16.5 million and $29.8 million. The increase in 2000 versus 1999 primarily reflected higher earnings and working capital management. The decrease in 1999 versus 1998 primarily reflected higher inventory levels and lower payables.

     Capital expenditures for the 26 weeks ended July 1, 2001 and July 2, 2000 were $4.5 million and $5.2 million. Capital expenditures for the years 2000, 1999 and 1998 were $11.6 million, $13.1 million and $8.5 million. The variances were primarily attributable to the opening of new stores as well as timing of expenditures related to our new point of sale store register systems. We expended $0.5 million on hardware and software to complete this project during the 26 weeks ended July 1, 2001, $2.2 million in 2000 and $2.5 million in 1999. We expect capital expenditures for the remaining 26 weeks of 2001 will range from approximately $4.5 million to $5.5 million, primarily to fund the opening of approximately 7 to 9 new stores, store maintenance and remodels, warehouse and headquarters maintenance and systems related expenditures.

     Net cash provided by financing activities for the 26 weeks ended July 1, 2001 and July 2, 2000 was $8.0 million and $9.8 million. Net cash used in financing activities for the years 2000, 1999 and 1998 was

$8.4 million, $3.4 million and $22.6 million in each year. In connection with our 1997 recapitalization, we received cash proceeds of $24.2 million from the issuance of $48.2 million face value of senior discount notes and cash proceeds of $130.4 million from the issuance of $131.0 million face value of senior notes. We repurchased $5.0 million face value of our senior discount notes during 1998. We repurchased $19.1 million of our senior notes and $2.5 million face value of our senior discount notes during 1999. We repurchased $7.8 million of our senior notes during 2000. During the 26 weeks ended July 1, 2001, we repurchased $12.5 million face value of our senior discount notes. At July 1, 2001, we had $55.3 million available for additional borrowings under our credit facility.

     We believe we will be able to fund our future cash requirements for operations from operating cash flows, cash on hand and borrowings under our credit facility. We believe these sources of funds will be sufficient to continue our operations and planned capital expenditures and satisfy our scheduled payments under debt obligations for at least the next twelve months. However, our ability to satisfy such obligations depends upon our future performance, which, in turn, is subject to general economic conditions and regional risks, and to financial, business and other factors affecting our operations, including factors beyond our control.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

     On July 20, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. These new pronouncements significantly change the permissible accounting methods for business combinations and the treatment of goodwill and other intangible assets. Prior to the adoption of these new standards, goodwill and similar intangible assets were generally amortized into income on a stated periodic basis. This treatment will be replaced by an alternative system, which will not require intangible amortization on a stated basis but rather will require periodic testing of the intangible for impairment, with no charge to income except to the extent of any such impairment. We are required to adopt the provisions of SFAS No. 141 immediately and SFAS No. 142 effective January 1, 2002, at which time we will cease to record periodic goodwill charges absent an impairment charge. As of July 1, 2001, we had recorded $4.6 million of goodwill on our consolidated balance sheet. The adoption of SFAS Nos. 141 and 142 is not expected to have a material effect on the Company's financial position or results of operations.

IMPACT OF INFLATION

     We do not believe that inflation has a material impact on our earnings from operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     We are subject to risks resulting from interest rate fluctuations since interest on our borrowings under our credit facility are based on variable rates. If the LIBOR rate were to increase 1.0% in 2001 as compared to the rate at December 31, 2000, our interest expense for 2001 would increase $0.4 million based on the outstanding balance of our credit facility at December 31, 2001. We do not hold any derivative instruments and do not engage in hedging activities.

                                    BUSINESS

OVERVIEW

     We are the leading sporting goods retailer in the western United States, operating 252 stores in 10 states under the name "Big 5 Sporting Goods." We provide a full-line product offering of over 25,000 stock keeping units in a traditional sporting goods store format that averages 11,000 square feet. Our product mix includes athletic shoes, apparel and accessories, as well as a broad selection of athletic equipment for team sports, fitness, camping, hunting, fishing, tennis, golf, snowboarding and in-line skating.

     We believe that over the past 46 years we have developed a reputation with the competitive and recreational sporting goods customer as a convenient neighborhood sporting goods retailer that delivers consistent value on quality merchandise. Our stores carry a wide range of products at competitive prices from well-known brand name manufacturers, including Nike, Reebok, adidas, New Balance, Wilson, Spalding and Columbia. We also offer brand name merchandise produced exclusively for us, private label merchandise and specials on quality items we purchased through opportunistic buys of vendor over-stock and close-out merchandise. We reinforce our value reputation through weekly print advertising in major and local newspapers and mailers designed to generate customer traffic, drive net sales and build brand awareness.

     Robert W. Miller, our Chairman, co-founded our company in 1955 with the establishment of five retail locations in California. We sold World War II surplus items until 1963, when we began focusing exclusively on sporting goods and changed our trade name to "Big 5 Sporting Goods." In 1971, we were acquired by Thrifty Corporation, which was subsequently purchased by Pacific Enterprises. In 1992, management bought our company in conjunction with Green Equity Investors, L.P., an affiliate of Leonard Green & Partners, L.P. In 1997, Robert
W. Miller, Steven G. Miller and Green Equity Investors, L.P. recapitalized our company so that the majority of our common stock would be owned by our management and employees.

     Our accumulated management experience and expertise in sporting goods merchandising, advertising, operations and store development have enabled us to generate consistent, profitable growth. As of July 1, 2001, we have realized 22 consecutive quarterly increases in same store sales over comparable prior periods. All but one of our stores have generated positive store-level operating profit in each of the past five fiscal years. For the twelve months ended July 1, 2001, we generated net sales of $599.1 million and EBITDA of $52.2 million. From 1996 through the twelve months ended July 1, 2001, our net sales and EBITDA increased at compounded annual growth rates of 9.1% and 16.7%. We believe our success can be attributed to one of the most experienced management teams in the sporting goods industry, a value-based, execution-driven operating philosophy, a controlled growth strategy and a proven business model.

OUR STRENGTHS

     We believe we have been successful due to the following competitive strengths:

     LEADING POSITION IN ESTABLISHED MARKETS. We are the market leader in the western United States, operating almost four times as many stores in California, and more than twice as many stores in each of Washington, Oregon, Arizona and Nevada, as any of our full-line sporting goods competitors. This deep penetration of our established markets results in high customer awareness of the Big 5 Sporting Goods name and frequent visits to our conveniently located stores. More sporting goods shoppers identified Big 5 Sporting Goods as the place they purchased sporting goods in the greater Los Angeles area than any other store, according to the most recent Los Angeles Times Sporting Goods Survey. The survey included specialty sporting goods stores such as Foot Locker and Champs, mass merchandisers such as Target and Kmart, and local sporting goods superstores such as Sport Chalet and Sportmart. Surveys in several of our other major metropolitan markets confirm our leading position as a preferred shopping destination for sporting goods.

     PROVEN STORE FORMAT. Our typical store averages 11,000 square feet, is conveniently located near our target customers in either a free-standing location or a multi-store shopping center and is designed to minimize operating and maintenance costs. Our format enables us to have substantial flexibility regarding new store locations. We have successfully operated stores in major metropolitan areas and in areas with as few as 60,000 people. Our format differentiates us from superstores that typically average over 35,000 square feet, require larger target markets, are more expensive to operate and require higher net sales per store for profitability. Our format has also resulted in productivity that we believe is among the highest of any full-line sporting goods retailer, with net sales per gross square foot of approximately $220 for the twelve months ended July 1, 2001.

     SUPERIOR MERCHANDISING CAPABILITIES. We have developed considerable expertise in identifying, stocking and selling a broad assortment of full-line sporting goods at competitive prices. We differentiate our product offering by editing our assortment to carry an extensive range of categories but only a selected number of different products in any one category. This effective merchandise mix allows us to offer attractive values to our customers while providing our customers the ability to comparison shop within a category. Our merchandise mix also allows us to minimize inventory levels and maximize shelf space for items we believe will provide attractive returns on investment. Our buyers average 18 years of experience with us and work closely with senior management to determine product selection, promotion and pricing. In addition to our buyers' experience, we utilize an integrated merchandising, distribution, point of sale and financial information system to continuously improve our merchandise mix, pricing strategy, advertising effectiveness and inventory levels.

     EXTENSIVE ADVERTISING PROGRAMS AND EXPERTISE. Through years of targeted advertising, we have solidified our reputation for offering quality products at attractive prices. We have advertised almost exclusively through weekly print advertisements since 1955. We typically utilize four-page color advertisements to highlight promotions across our merchandise categories. We believe our print advertising, which includes the weekly distribution of over 12.5 million newspaper inserts and mailers, consistently reaches more households in our established markets than that of our full-line sporting goods competitors. The consistency and reach of our print advertising programs drive sales and create high customer awareness of the name Big 5 Sporting Goods.

     SIGNIFICANT MANAGEMENT EXPERIENCE. We believe the experience, commitment and tenure of our professional staff provide a substantial competitive advantage. We were co-founded in 1955 by Robert W. Miller, currently our Chairman, and are managed today by his son, Steven G. Miller, our President and Chief Executive Officer who has worked at our company for 32 years. Our senior-level managers have worked at our company for an average of 28 years. We spend significant time and resources developing our personnel and typically seek to fill positions through internal promotion. The tenure of our management and the scope of their accumulated experience has resulted in valuable expertise regarding our markets, store-level operations, merchandising and advertising.

     CONSISTENT GROWTH AND STRONG CASH FLOW. We have been able to generate consistent growth, expand margins and increase our profitability because of our extensive experience, our proven strategy and steady execution of our business model. Our consistent net sales growth combined with improved purchasing, inventory management and economies of scale have enabled us to increase our gross margin from 31.5% in fiscal 1996 to 34.0% in fiscal 2000 and our EBITDA margin from 6.5% in fiscal 1996 to 8.7% in fiscal 2000. Our EBITDA growth combined with our strict management of working capital and low maintenance capital expenditure requirements have resulted in strong cash flow.

     STRONG RETURNS ON NEW STORE OPENINGS. Throughout our history, we have sought to expand with the addition of new stores through a disciplined strategy of controlled growth. We have typically utilized cash generated by our operations to invest in new stores. New store openings represent attractive investment opportunities due to the relatively low investment required and the relatively short time in which our new stores become profitable. Based on our operating experience, a new store typically achieves store-level cash-on-cash returns of approximately 35% to 40% in its first full fiscal year of operation.

OUR STRATEGY

     Our objective is to build upon these competitive strengths to profitably grow our business and further advance our position as the leading sporting goods retailer in the western United States. We intend to accomplish this by:

     CONTINUING OUR DEDICATED FOCUS ON EXECUTION. Our accumulated management experience and expertise in sporting goods merchandising, advertising, operations and store development have enabled us to generate consistent, profitable growth. Our experienced management team has a dedicated focus on the day-to-day execution of our business model, which has been developed and enhanced over the past 46 years. We intend to continue this focus to further improve our business and operations.

     PROFITABLY EXPANDING OUR STORE BASE. Due to the flexibility of our proven store format, we believe we have numerous expansion opportunities in both new and existing markets. We plan to expand our store base by identifying high-traffic locations where we can take advantage of our name recognition, leverage our advertising and distribution costs, and capitalize on our economical store format to generate strong growth and returns. We have opened 6 new stores in the first half of fiscal 2001, including 3 store relocations, and we expect to open an additional 7 to 9 new stores in the second half of fiscal 2001. Beginning in fiscal 2002, we expect to open 15 to 20 new stores per year.

     GENERATING NET SALES GROWTH THROUGH OUR DISTINCTIVE MERCHANDISE MIX AND ADVERTISING PROGRAMS. We have realized 22 consecutive quarterly increases in same store sales over comparable prior periods. We intend to continue our consistent growth in net sales by continuously improving our distinctive merchandise mix and advertising programs. Through effective merchandising, strategic market positioning and compelling advertising, we believe we can continue to increase net sales at existing stores by increasing both the frequency of customer visits and our customers' average transaction size.

     ENHANCING PROFITABILITY THROUGH INCREASED OPERATING EFFICIENCIES. We intend to enhance profitability by continuously improving our operating efficiencies and by leveraging our operating expenses over a larger store base. We believe as we continue to expand our store base, especially by opening additional stores in established markets, we will continue to realize economies of scale in distribution, advertising, purchasing and corporate expenses.

OUR STORES

     Throughout our history, we have focused on operating traditional, full-line sporting goods stores. Our stores generally range from 8,000 to 15,000 square feet and average 11,000 square feet. Our typical store is located in either free-standing street locations or multi-store shopping centers. Our numerous convenient locations and store format encourage frequent customer visits. In fiscal 2000, we processed approximately 17 million sale transactions, and our average transaction size was approximately $34.

     Our store format results in productivity levels that are among the highest of any full-line sporting goods retailer. In the twelve months ended July 1, 2001, we generated net sales per gross square foot of approximately $220. Our high net sales per square foot combined with our efficient store-level operations and low store maintenance costs allow us to generate consistently strong store-level returns. All but one of our stores open at least one year have generated positive store-level operating profit in each of the past five fiscal years. In addition, we have never needed to close a store due to poor performance. The following table details our store locations as of July 1, 2001:

                                                            YEAR       # OF     % OF TOTAL
                         REGIONS                           ENTERED    STORES    STORE BASE
                         -------                           -------    ------    ----------
California:
  Southern California....................................   1955        88         34.9%
  Northern California....................................   1971        71         28.2
                                                                       ---        -----
     Total California....................................              159         63.1
Washington...............................................   1984        28         11.0
Arizona..................................................   1993        16          6.3
Oregon...................................................   1995        15          6.0
Texas....................................................   1995        10          4.0
New Mexico...............................................   1995         7          2.8
Nevada...................................................   1978         7          2.8
Utah.....................................................   1998         5          2.0
Idaho....................................................   1993         4          1.6
Colorado.................................................   2001         1          0.4
                                                                       ---        -----
     Total...............................................              252        100.0%
                                                                       ===        =====

EXPANSION AND STORE DEVELOPMENT

     Throughout our operating history, we have sought to expand our business with the addition of new stores through a disciplined strategy of controlled growth. Our expansion within and beyond California has been systematic and designed to capitalize on our name recognition, economical store format and economies of scale related to distribution and advertising. Over the past four fiscal years, we have opened 56 stores, an average of 14 new stores annually, of which 70% were outside of California. The following table illustrates the results of our expansion program during the periods indicated:

                                            NEW STORES
                                  ------------------------------
                                                 OTHER               STORES      STORES    # OF STORES AT
              YEAR                CALIFORNIA    MARKETS    TOTAL    RELOCATED    CLOSED      PERIOD END
              ----                ----------    -------    -----    ---------    ------    --------------
1997............................      6            8        14        --          --            210
1998............................      3            9        12       (1)          --            221
1999............................      3           12        15       (1)         (1)            234
2000............................      5           10        15        --          --            249
Year to date 2001(1)............      2            4         6       (3)          --            252

-------------------------
(1) As of July 1, 2001.

     Our format enables us to have substantial flexibility regarding new store locations. We have successfully operated stores in major metropolitan areas and in areas with as few as 60,000 people. Our format differentiates us from superstores that typically average over 35,000 square feet, require larger target markets, are more expensive to operate and require higher net sales per store for profitability.

     New store openings represent attractive investment opportunities due to the relatively low investment required and the relatively short time in which our stores become profitable. Our store format requires investments of approximately $350,000 in fixtures and equipment and approximately $400,000 in net working capital with limited pre-opening and real estate expenses due to our leased, "build-to-suit" locations. We seek to maximize new store performance by staffing new store management with experienced personnel from our existing stores. Based on our operating experience, a new store typically achieves store-level cash-on-cash returns of approximately 35% to 40% in its first full fiscal year of operation.

     Our in-house store development personnel, who have opened an average of 12 stores during each of the past 10 years, analyze new store locations with the assistance of real estate firms that specialize in retail properties. We have identified numerous expansion opportunities to further penetrate our established markets, develop recently entered markets and expand into new contiguous markets with attractive demographic, competitive and economic profiles. We have opened 6 new stores in the first half of fiscal 2001, including 3 store relocations, and we expect to open an additional 7 to 9 new stores in the second half of fiscal 2001. Beginning in fiscal 2002, we expect to open 15 to 20 new stores per year.

MANAGEMENT EXPERIENCE

     We believe the experience, commitment and tenure of our professional staff drives our superior execution and strong operating performance and gives us a substantial competitive advantage. The table below describes the tenure of our professional staff in some of our key functional areas:

                                                     NUMBER OF    AVERAGE # OF     AVERAGE
                                                     EMPLOYEES    YEARS WITH US      AGE
                                                     ---------    -------------    -------
Senior Management..................................       7            28            54
Vice Presidents....................................      10            23            51
Buyers.............................................      13            18            45
Store District/Division Supervisors................      26            20            44
Store Managers.....................................     252             9            35

MERCHANDISING

     We target the competitive and recreational sporting goods customer with a full-line product offering at a wide variety of price points. We offer over 25,000 stock keeping units in a product mix that includes athletic shoes, apparel and accessories, as well as a broad selection of outdoor and athletic equipment for team sports, fitness, camping, hunting, fishing, tennis, golf, snowboarding and in-line skating. As a key element of our long history of success, we offer consistent value to consumers by offering a distinctive merchandise mix that includes a combination of well-known brand name merchandise, merchandise produced exclusively for us under a manufacturer's brand name, private label merchandise and specials on quality items we purchased through opportunistic buys of vendor over-stock and close-out merchandise.

     We believe we enjoy significant advantages in making opportunistic buys of vendor over-stock and close-out merchandise because of our strong vendor relationships and rapid decision-making process. Although vendor over-stock and close-out merchandise typically represent only approximately 15% of our net sales, our weekly advertising highlights these items together with merchandise produced exclusively for us under a manufacturer's brand name in order to reinforce our reputation as a retailer that offers attractive values to our customers.

     The following table illustrates our mix of hard and soft goods as a percent of net sales:

                                                                    FISCAL YEAR
                                                              -----------------------
                                                              1998     1999     2000
                                                              -----    -----    -----
Soft goods
  Athletic and sport apparel................................   16.2%    15.0%    15.7%
  Athletic and sport footwear...............................   32.5     31.3     29.8
                                                              -----    -----    -----
     Total soft goods.......................................   48.7     46.3     45.5
Hard goods..................................................   51.3     53.7     54.5
                                                              -----    -----    -----
     Total..................................................  100.0%   100.0%   100.0%
                                                              =====    =====    =====

     We purchase our popular branded merchandise from an extensive list of major sporting goods equipment, athletic footwear and apparel manufacturers. Below is a selection of some of the brands we carry:

adidas         Coleman   Hillerich & Bradsby  Prince            Saucony
Asics          Columbia  Icon (ProForm)       Rawlings          Shimano
Bauer          Crosman   JanSport             Razor             Spalding
Bausch & Lomb  Easton    K2                   Reebok            Speedo
Bike Athletic  Everlast  Lifetime             Remington         Timex
Browning       Fila      Mizuno               Rockport          Titleist
Bushnell       Franklin  New Balance          Rollerblade       Wilson
Casio          Head      Nike                 Russell Athletic  Zebco

     We also offer a variety of private label merchandise to complement our branded product offerings. Our private label items include shoes, apparel, golf equipment, binoculars, camping equipment and fishing supplies. Private label merchandise is sold under the labels Fives, Court Casuals, Sport Essentials, Rugged Exposure, Golden Bear, Pacifica, South Bay and Kemper, which is licensed from a third party.

     Through our 46 years of experience across different demographic, economic and competitive markets, we have refined our merchandising strategy to increase net sales by offering a selection of products that meets customer demands while effectively managing inventory levels. In terms of category selection, we believe our merchandise offering compares favorably to our competitors, including the superstores. Our edited selection of products enables customers to comparison shop without being overwhelmed by a large number of different products in any one category. We further tailor our merchandise selection on a store-by-store basis in order to satisfy each region's specific needs and seasonal buying habits.

     Our 13 buyers, who average 18 years of experience with us, work closely with senior management to determine the product selection, promotion and pricing of our merchandise mix. Management utilizes an integrated merchandising, distribution, point of sale and financial information system to continuously refine our merchandise mix, pricing strategy, advertising effectiveness and inventory levels to best serve the needs of our customers.

ADVERTISING

     Through years of targeted advertising, we have solidified our reputation for offering quality products at attractive prices. We have advertised almost exclusively through weekly print advertisements since 1955. We typically utilize four-page color advertisements to highlight promotions across our merchandise categories. We believe our print advertising, which includes the weekly distribution of over 12.5 million newspaper inserts or mailers, consistently reaches more households in our established markets than that of our full-line sporting goods competitors. The consistency and reach of our print advertising programs drive sales and create high customer awareness of the name Big 5 Sporting Goods.

     We use our professional in-house advertising staff rather than an outside advertising agency to generate our advertisements, including design, layout, production and media management. Our in-house advertising department provides management the flexibility to react quickly to merchandise trends and to maximize the effectiveness of our weekly inserts and mailers. We utilize demographic tools that give us the ability to effectively target different population zones for our advertising expenditures. We place inserts in over 120 newspapers throughout our markets, supplemented in many areas by mailer distributions to create market saturation.

VENDOR RELATIONSHIPS

     We have developed strong vendor relationships over the past 46 years. In the twelve months ended July 1, 2001, no single vendor represented greater than 7.0% of total purchases. We believe current relationships with our vendors are good. We benefit from the long-term working relationships that our senior management and our buyers have carefully nurtured throughout our history.

MANAGEMENT INFORMATION SYSTEMS

     We have fully integrated management information systems that track, on a daily basis, point of sale information, inventory receiving and distribution, merchandise movement and financial information. The management information systems provide us with valuable inventory tracking information through store-level perpetual inventories. The management information system also includes a local area network that connects all corporate users to electronic mail, scheduling and the host system. The host system and our stores are linked by a network that provides satellite communications for credit card, in-house tender authorization, and daily polling of sales and merchandise movement at the store level. In our distribution center, radio frequency terminals are used in the areas of receiving, stock put-away, stock movement, order filling, cycle counting and inventory management. At our stores, we use hand-held terminals to assist in receiving, transfers and maintenance of perpetual inventories.

     Our point of sale system uses state of the art IBM hardware based on a Microsoft Windows NT operating system that enables us to use a variety of readily available Windows applications in conjunction with the software that drives the system. The point of sale system uses satellite communications to verify credit cards and checks and to provide corporate data exchange. We completed the roll-out of this new system to each of our stores during the first half of 2001. We believe our management information systems are efficiently supporting our current operations and provide a foundation for future growth.

DISTRIBUTION

     We maintain a 440,000 square foot leased distribution center in Fontana, California that services all of our stores. The distribution center is fully integrated with our management information systems that provide warehousing and distribution capabilities. The distribution center was constructed in 1990 and warehouses the majority of the merchandise carried in our stores. We estimate that 98% of all store merchandise is received from this distribution center. We distribute merchandise from the distribution center to our stores at least once a week, Monday through Saturday, using a fleet of 28 leased and two owned tractors, and 12 leased and 66 owned trailers, as well as contract carriers. Our lease for the distribution center has an initial term that expires in 2006 and includes three additional five-year renewal options. Based on our expected net sales and store growth, we plan to replace our existing distribution center during the next two to three years.

INDUSTRY AND COMPETITION

     The retail market for sporting goods is highly competitive. In general, our competitors tend to fall into the following five basic categories:

     Traditional Sporting Goods Stores. This category consists of traditional sporting goods chains, including us. These stores range in size from 5,000 to 20,000 square feet and are frequently located in regional malls and multi-store shopping centers. The traditional chains typically carry a varied assortment of merchandise and attempt to position themselves as convenient neighborhood stores. Sporting goods retailers operating stores within this category include Hibbett's and Modell's.

     Mass Merchandisers. This category includes discount retailers such as Wal-Mart, Target and Kmart and department stores such as Sears. These stores range in size from approximately 50,000 to 200,000 square feet and are primarily located in regional malls, shopping centers or free-standing sites. Sporting goods merchandise and apparel represent a small portion of the total merchandise in these stores and the selection is often more limited than in other sporting goods retailers. Although generally price competitive, discount and department stores typically have limited customer service in their sporting goods departments.

     Specialty Sporting Goods Stores. This category consists of two groups. The first group generally includes athletic footwear specialty stores that are typically 2,000 to 20,000 square feet in size and are located in shopping malls. Examples include retail chains such as Foot Locker, Lady Foot Locker and The Athlete's Foot. These retailers are highly focused, with most of their sales coming from athletic footwear and team licensed apparel. The second group consists of pro shops and stores specializing in a particular sport or recreation. This group includes backpacking and mountaineering specialty stores and golf shops. Prices at specialty stores tend to be higher than prices at the sporting goods superstores and traditional sporting goods stores.

     Sporting Goods Superstores. Stores in this category typically are larger than 35,000 square feet and tend to be freestanding locations. These stores emphasize high volume sales and a large number of stock keeping units. Examples include The Sports Authority, Sport Chalet and Gart Sports Company.

     Internet Retailers. This category consists of numerous retailers that sell a broad array of new and used sporting goods products via the internet.

     We compete successfully with each of the competitors discussed above by focusing on what we believe are the primary factors of competition in the sporting goods retail industry. These factors include experienced and knowledgeable personnel, customer service, breadth, depth, price and quality of merchandise offered, advertising, purchasing and pricing policies, effective sales techniques, direct involvement of senior officers in monitoring store operations, management information systems and store location and format.

EMPLOYEES

     We manage our stores through regional, district and store-based personnel. Our Senior Vice President of Store Operations has general oversight responsibility for all of our stores. Field supervision is led by three regional supervisors who report directly to the Senior Vice President of Store Operations and who oversee 23 district supervisors. The district supervisors are each responsible for an average of 11 stores. Each of our stores has a store manager who is responsible for all aspects of store operations and who reports directly to a district supervisor. In addition, each store has at least two assistant managers, at least one full-time cashier, at least one management trainee and a complement of full and part-time associates.

     As of July 1, 2001, we had approximately 5,820 full and part-time employees. The Steel, Paper House, Chemical Drivers & Helpers, Local Union 578, affiliated with the International Brotherhood of Teamsters, currently represents 472 hourly employees in our distribution center and some of our retail personnel in our stores. In September 2000, we negotiated two contracts with Local 578 covering these employees. These contracts expire on August 31, 2005. We have not had a strike or work stoppage in the last 21 years. We believe we provide working conditions and wages that are comparable to those offered by other retailers in the sporting goods industry and that our employee relations are good.

EMPLOYEE TRAINING

     We have developed a comprehensive training program that is tailored for each store position. All employees are given an orientation and reference materials that stress excellence in customer service and selling skills. All full-time employees, including salespeople, cashiers and management trainees, receive additional training specific to their job responsibilities. Our tiered curriculum includes seminars, individual instruction and performance evaluations to promote consistency in employee development. The manager trainee schedule provides seminars on operational responsibilities such as merchandising strategy, loss prevention and inventory control. Ongoing store management training includes topics such as advanced merchandising, delegation, personnel management, scheduling, payroll control and loss prevention.

     We also provide unique opportunities for our employees to gain knowledge about our products. These opportunities include "hands-on" training seminars and a sporting goods product expo. At the sporting goods product expo, our vendors set up booths where full-time store employees from every store receive intensive training on the products we carry. We believe this event is a successful program for both training and motivating our employees.

PROPERTIES

     We lease all but one of our 252 store sites. Most of our long-term leases contain fixed-price renewal options and the average lease expiration term of our existing leases, taking into account renewal options, is approximately 20 years. Of the 251 store leases that we have, only 18 are due to expire in the next five years without renewal options.

DESCRIPTION OF SERVICE MARKS AND TRADEMARKS

     We use the Big 5 name as a service mark in connection with our business operations and have registered this name as a federal service mark. We have also registered federally and/or locally as trademarks and service marks some private labels under which we sell a variety of merchandise, including apparel.

LEGAL PROCEEDINGS

     On August 9, 2001, we received a copy of a complaint filed in the California Superior Court in Los Angeles entitled Mosely, et al., v. Big 5 Corp., Case No. BC255749, alleging violations of the California Labor Code and the Business and Professions Code. This complaint was brought as a purported class action with two subclasses comprised of our California store managers and our California first assistant store managers. The plaintiffs allege that we improperly classified our store managers and first assistant store managers as exempt employees not entitled to overtime pay for work in excess of forty hours per week. They seek, on behalf of the class members, back pay for overtime allegedly not paid, statutory penalties in the amount of an additional thirty days' wages for each employee whose employment terminated in the four years preceding the complaint and injunctive relief to require us to treat our store management as non-exempt. The complaint has only recently been filed. We have not yet answered the complaint and discovery has not commenced. We intend to defend the case vigorously. This litigation could have a material adverse effect on our financial condition, and any required change in our labor practices, as well as costs of defending this litigation, could have a negative impact on our results of operations.

     In addition, we are from time to time involved in routine litigation incidental to the conduct of our business. We regularly review all pending litigation matters in which we are involved and establish reserves deemed appropriate by management for such litigation matters. We believe no other litigation currently pending against us will have a material adverse effect on our financial position or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages and positions are as follows:

             NAME           AGE                            POSITIONS
             ----           ---                            ---------
    Robert W. Miller......  78    Chairman of the Board
    Steven G. Miller......  49    President, Chief Executive Officer and Director
    Charles P. Kirk.......  45    Senior Vice President and Chief Financial Officer
    Gary S. Meade.........  55    Senior Vice President, General Counsel and Secretary
    Richard A. Johnson....  55    Senior Vice President, Store Operations
    Thomas J. Schlauch....  56    Senior Vice President, Buying
    Jeffrey L. Fraley.....  44    Senior Vice President, Human Resources
    Dr. Michael D.
      Miller..............  51    Director
    John G. Danhakl.......  45    Director

     Robert W. Miller has served as Chairman of our board of directors since 1992. Mr. Robert W. Miller co-founded our company in 1955 and served as our President from 1973 to 1992 and Chief Executive Officer from 1973 to 2000.

     Steven G. Miller has served as our Chief Executive Officer since 2000 and our President since 1992. Mr. Steven G. Miller has also served as a director since 1992. In addition, Mr. Steven G. Miller served as our Chief Operating Officer from 1992 to 2000 and our Executive Vice President, Administration from 1988 to 1992. Mr. Steven G. Miller is Robert W. Miller's son and Dr. Michael D. Miller's brother.

     Charles P. Kirk has served as our Senior Vice President and Chief Financial Officer since 1992. Prior to joining us, Mr. Kirk served as Thrifty Corporation's Director of Planning and Vice President of Planning and Treasury since October 1990. Prior to that, Mr. Kirk had held various financial positions with Thrifty Corporation's former parent, Pacific Enterprises, since 1981.

     Gary S. Meade has served as our Senior Vice President since July 2001 and our General Counsel and Secretary since 1997. Mr. Meade also served as our Vice President from 1997 to 2001. Prior to joining us, Mr. Meade was Thrifty Corporation's Vice President, General Counsel and Secretary since 1992 and Thrifty Corporation's Vice President -- Legal Affairs since 1979.

     Richard A. Johnson has served as our Senior Vice President, Store Operations since 1992. Prior to that, Mr. Johnson was our Vice President, Store Operations since 1982.

     Thomas J. Schlauch has served as our Senior Vice President, Buying since 1992. Prior to that, Mr. Schlauch served as our Head of Buying from 1990 to 1992 and as our Vice President, Buying from 1982 to 1990.

     Jeffrey L. Fraley has served as our Senior Vice President, Human Resources since July 2001. Prior to that, Mr. Fraley served as our Vice President, Human Resources from 1992 to 2001.

     Michael D. Miller, Ph.D. has served as a director since 1997. Dr. Miller is a senior mathematician at The RAND Corporation. Dr. Miller is Robert W. Miller's son and Steven G. Miller's brother.

     John G. Danhakl has served as a director since 1997. Mr. Danhakl has been an executive officer and equity owner of Leonard Green & Partners, L.P. since 1995. From 1990 to 1995, Mr. Danhakl was a Managing Director at Donaldson, Lufkin & Jenrette Securities Corporation. Prior to joining Donaldson, Lufkin & Jenrette Securities Corporation, Mr. Danhakl was a Vice President at Drexel Burnham Lambert Incorporated. Mr. Danhakl is also a member of the board of directors of Arden Group, Inc., Twinlab Corporation, Communications & Power Industries, Inc., Leslie's Poolmart, Inc., Liberty Group Publishing, Inc. and Diamond Triumph Auto Glass, Inc.

BOARD OF DIRECTORS COMPOSITION

     Our certificate of incorporation will, at the completion of this offering, provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified board of directors structure, prior to the completion of this offering, two of the members of the board of directors will be elected to one-year terms, two will be elected to two-year terms and two will be elected to three-year terms. Thereafter, directors will be elected for three-year terms.

     At the completion of this offering, our board of directors intends to create an audit committee and a compensation committee. The composition of the audit committee will comply with the requirements of The Nasdaq Stock Market's National Market. The audit committee will make recommendations to our board of directors regarding the selection of independent auditors, review the results and scope of the audit and other services provided by our independent auditors, and review and evaluate our audit and control functions. We expect that the compensation committee will be comprised of at least two independent directors. The compensation committee will review and recommend to the board of directors the compensation and benefits of our employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The board of directors as a whole performed the functions that it intends to delegate to the compensation committee at the completion of this offering, and all of the board of directors participated in deliberations concerning executive compensation. No interlocking relationship will exist between our board of directors or the compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

     You should refer to the section of this prospectus entitled "Related Party Transactions" for information regarding transactions and relationships between us and the various members of our board of directors and entities affiliated with them.

DIRECTOR COMPENSATION

     Our directors do not currently receive any compensation for services on our board of directors or any committee of our board of directors. Upon the completion of this offering, our directors who are not employees will receive an
annual fee of $          for service on our board of directors, plus $
for each meeting of the board of directors or any committee that they attend. Directors will also be reimbursed for all out-of-pocket expenses incurred in attending such meeting.

EXECUTIVE COMPENSATION

     The following table shows compensation for our Chief Executive Officer and each of our four other most highly compensated executive officers for the past three fiscal years.

                                                                      ANNUAL COMPENSATION
                                                                      --------------------
                NAME AND PRINCIPAL POSITION                   YEAR     SALARY      BONUS
                ---------------------------                   ----    --------    --------


401(k) PLAN

     We maintain a savings plan qualified under Sections 401(a) and (k) of the Internal Revenue Code. Generally, all our full-time employees who are at least 21 years of age, have earned a year of eligibility service, or become employed in a position that qualifies for plan participation, and who are not subject to collective bargaining, or if they are subject to collective bargaining but are not covered by another pension plan, are eligible to participate in the 401(k) plan. We may make discretionary matching contributions of up to 4% of a participant's compensation to the 401(k) plan in addition to any discretionary profit sharing contribution to the 401(k) plan.

STOCK OPTION AND STOCK PURCHASE PLANS

     1997 Management Equity Plan

     Our 1997 management equity plan was adopted by our board of directors and approved by our stockholders in November 1997. The 1997 management equity plan provides for the grant of incentive stock options and non-qualified stock options to our key employees as well as for stock purchase rights. A total of 560,000 shares of our common stock have been reserved for issuance pursuant to the 1997 management equity plan of which no more than 100,000 shares may be subject to stock options outstanding at any time. As of July 1, 2001, 462,309 shares of restricted common stock had been sold under the 1997 management equity plan. We do not intend to make any more grants under the 1997 management equity plan.

     Our board of directors intends to delegate general administrative authority over the 1997 management equity plan to our compensation committee. The members of the compensation committee will be "non-employee directors" within the meaning of Rule 16b-3 of the Securities Exchange Act. The administrator has broad authority to designate recipients of awards and determine the terms and provisions of awards, including the price, expiration date, vesting schedule and terms of exercise.

     The exercise price of stock options, and the purchase price of restricted stock, must be at least 85% of the fair market value of the common stock on the date of grant. Stock options granted to optionees who own more than 10% of our outstanding common stock must have an exercise price that is at least 110% of the fair market value of the common stock. The purchase price of restricted stock granted to any person who owns stock possessing more than 10% of the total combined voting power of our stock must have a purchase price of at least 100% of the fair market value of the common stock. Options expire no later than ten years from the date of grant. The 1997 management equity plan does not allow for the transfer of options or stock purchase rights.

     After the termination of an optionee's employment or services for reasons other than for cause, death or disability, exercisable options will remain exercisable until at least 30 days after the date of termination of employment. If termination is due to death or disability, exercisable options will remain exercisable until at least six months after the date of death or termination of employment. If termination is for cause, all options, including vested and exercisable ones, are immediately terminated and cancelled.

     We have the authority to amend, revise, suspend or terminate the 1997 management equity plan provided that our doing so does not materially adversely affect the rights of any participant or increase the number of shares for which options or stock awards may be granted.

     2001 Stock Incentive Plan

     In connection with the consummation of this offering, we intend to adopt our 2001 stock incentive plan. The 2001 stock incentive plan provides for the grant of incentive stock options and non-qualified stock options to our employees, directors and specified consultants. We intend to reserve a total of shares of our common stock for issuance pursuant to the 2001 stock incentive plan.

     Our board of directors intends to delegate general administrative authority over the 2001 stock incentive plan to our compensation committee. The members of the compensation committee will be "non-employee directors" within the meaning of Rule 16b-3 of the Securities Exchange Act. The administrator has broad authority to designate recipients of awards and determine the terms and provisions of awards, including the price, expiration date, vesting schedule and terms of exercise.

     The exercise price of stock options must be at least 100% of the fair market value of the common stock on the date of grant. Incentive stock options granted to optionees who own more than 10% of our outstanding common stock must have an exercise price that is at least 110% of fair market value of the common stock. Options expire no later than ten years from the date of grant, or five years with respect to incentive stock options granted to optionees who own more than 10% of our outstanding common stock. The 2001 stock incentive plan does not allow for the transfer of options.

     After the termination of the employment or services of an optionee for reasons other than for cause, death or disability, exercisable options will remain exercisable until the earlier of their expiration as set forth in the option agreement or three months after the date of termination of employment. If termination is due to death or disability, exercisable options will remain exercisable until the earlier of the expiration date stated in the option agreement or twelve months after the date of death or termination of employment. If termination is for cause, all options, including vested and exercisable ones, are immediately terminated and cancelled.

     Upon the occurrence of specified events that result in a change of our organizational or ownership structure, the administrator has the discretion to do one or more of the following:

     - shorten the exercise period of the options;

     - accelerate the vesting schedule of the options;

     - arrange to have the surviving or successor entity assume or replace the options; or

     - cancel the options and pay to the optionee in cash, with respect to each exercisable option, an amount equal to the excess of the fair market value of the common stock over the exercise price of the option.

     We have the authority to amend, alter, suspend or terminate the 2001 stock incentive plan provided that our doing so does not impair the rights of any optionee or increase the number of shares for which options may be granted.

EMPLOYMENT AGREEMENTS

     Steven G. Miller and Robert W. Miller entered into employment agreements in January 1993. According to these employment agreements, Steven G. Miller and Robert W. Miller are to continue employment with us for successive one-year periods renewing annually on December 31, unless any party gives timely notice to the other that the employment term shall not be so extended. We are currently negotiating amendments to these employment agreements.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     Upon the closing of the offering contemplated by this prospectus, we will adopt an amended and restated certificate of incorporation which, together with our amended and restated bylaws, will provide our directors and key officers with limitations on liability and indemnification rights described below.

     Our amended and restated certificate of incorporation will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and executive officers to the fullest extent permitted by law. We believe indemnification under our amended and restated bylaws covers at least negligence and gross negligence on the part of indemnified parties. In addition to indemnification provided for in our amended and restated bylaws, we intend to enter into agreements to indemnify our directors and executive officers. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer or at our request. We believe these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     The limited liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative litigation, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors or officers under these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

DIRECTORS' AND OFFICERS' INSURANCE

     We currently maintain a directors' and officers' liability insurance policy that provides our officers and directors with liability coverage in amounts we consider appropriate.

                           RELATED PARTY TRANSACTIONS

RELATIONSHIP WITH PACIFIC ENTERPRISES, THRIFTY CORPORATION AND RITE AID CORPORATION

     Prior to September 1992, we were a wholly owned subsidiary of Thrifty Corporation, a wholly owned subsidiary of Pacific Enterprises. In December 1996, Thrifty Corporation was acquired by Rite Aid Corporation.

     As a result of our prior relationship with Thrifty Corporation and its affiliates, we continue to maintain certain relationships with Rite Aid and Sempra Energy, the successor to Pacific Enterprises. These relationships include continuing indemnification obligations of Sempra Energy to us for certain environmental matters and obligations under ERISA. In addition, Green Equity Investors III, L.P., an affiliate of Leonard Green & Partners, L.P., holds convertible preferred stock in Rite Aid that, if converted, would represent approximately 11% of its outstanding stock.

CONFLICTS OF INTEREST

     Green Equity Investors, L.P., an affiliate of Leonard Green & Partners, L.P., holds an equity interest in us and also holds an equity interest in Gart Sports Company, one of our competitors. John G. Danhakl, an executive officer and equity owner of Leonard Green & Partners, L.P., currently serves on our board of directors. Two different equity owners of Leonard Green & Partners, L.P. currently serve on Gart Sports Company's board of directors. Mr. Danhakl may have conflicts of interest with respect to certain matters affecting us. All of these potential conflicts may not be resolved in a manner that is favorable to us. We believe it is impossible to predict the precise circumstances under which future potential conflicts may arise and therefore intend to address potential conflicts on a case-by-case basis. Under Delaware law, directors have a fiduciary duty to act in good faith and in what they believe to be in the best interest of the corporation and its stockholders. Such duties include the duty to refrain from impermissible self-dealing and to deal fairly with respect to transactions in which the directors, or other companies with which such directors are affiliated, have an interest.

MANAGEMENT SERVICES AGREEMENT

     We entered into a management services agreement with Leonard Green & Associates, L.P., an affiliate of Leonard Green & Partners, L.P., on November 13, 1997. Pursuant to the management services agreement, we pay an annual fee of $333,333 to Leonard Green & Associates, L.P. for ongoing management, consulting and financial planning services. We also pay reasonable and customary fees to Leonard Green & Associates, L.P. for financial advisory and investment banking services in connection with any major financial transactions that we may undertake from time to time. In addition to the fees we pay for these services, we also pay reasonable out-of-pocket expenses incurred in connection with rendering such services. The management services agreement terminates in May 2005. We believe its terms are comparable to what could be obtained from unrelated, but equally qualified, third parties.

STOCKHOLDERS AGREEMENT

     We entered into a stockholders agreement with Green Equity Investors, L.P., Robert W. Miller and Steven G. Miller on November 13, 1997. We intend to enter into an amended and restated stockholders agreement prior to the consummation of this offering.

REDEMPTION OF SERIES A PREFERRED STOCK

     We intend to use a portion of our net proceeds from this offering to redeem all of our outstanding shares of Series A preferred stock. Green Equity Investors, L.P. and its affiliates currently own 309,071 shares of the 350,000 outstanding shares of our Series A preferred stock. See "Use of Proceeds."

                      SECURITY OWNERSHIP BY MANAGEMENT AND
                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding beneficial ownership
of our common stock as of             by:

     - each of the individuals listed under "Executive Compensation" on page 35;

     - each of our directors;

     - each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock; and

     - all current directors and executive officers as a group.

     Except as otherwise indicated in the footnotes below, each beneficial owner has the sole power to vote and to dispose of all shares held by that holder.
Percentage ownership is based on            shares of common stock outstanding
as of             and                shares of common stock outstanding after
completion of this offering.

                                                        BENEFICIAL OWNERSHIP    BENEFICIAL OWNERSHIP
                                                           OF COMMON STOCK         OF COMMON STOCK
                                                           BEFORE OFFERING         AFTER OFFERING
                                                        ---------------------   ---------------------
                       NAME(1)                           SHARES      PERCENT     SHARES      PERCENT
                       -------                          ---------   ---------   ---------   ---------
Robert W. Miller......................................
Steven G. Miller......................................
Dr. Michael D. Miller.................................
Thomas J. Schlauch....................................
Richard A. Johnson....................................
Charles P. Kirk.......................................
John G. Danhakl.......................................
Green Equity Investors, L.P...........................
All Executive Officers and Directors as a Group.......

---------------
 *  The percentage of shares beneficially owned does not exceed 1% of the class.

(1) The address for each stockholder is 2525 East El Segundo Boulevard, El Segundo, California 90245, except Green Equity Investors, L.P. and Mr. Danhakl for which the address is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon the completion of this offering, we will be authorized to issue shares of common stock, 350,000 shares of Series A preferred
stock, $0.01 par value per share, and                shares of undesignated
preferred stock, $0.01 par value per share. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

     As of July 1, 2001, there were 1,926,500 shares of common stock outstanding, which were held of record by approximately 250 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

SERIES A PREFERRED STOCK

     We issued our redeemable Series A 13.45% senior exchangeable preferred stock under a certificate of designations filed with the Secretary of State of Delaware on November 13, 1997. As of July 1, 2001, there were 350,000 shares of our Series A preferred stock outstanding, which were held of record by 34 stockholders. The Series A preferred stock ranks senior to all classes of common stock, bears cumulative dividends at the rate of 13.45% per annum and has a liquidation preference over our common stock equal to $100 per share plus accrued and unpaid dividends thereon. In addition, the Series A preferred stock is subject to mandatory redemption by us on November 13, 2009, and our optional redemption, at a premium declining to par after November 13, 2002 and prior to November 13, 2009.

     On or prior to November 13, 2002, we may redeem any or all of the shares of Series A preferred stock then outstanding at a redemption price equal to 110% of the liquidation preference thereof, plus accrued and unpaid dividends, with the proceeds of an underwritten public offering of our common stock. We anticipate using a portion of our net proceeds from this offering to redeem all of the outstanding shares of Series A preferred stock.

PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock; or

     - delaying or preventing a change in control of us without further action by the stockholders.

WARRANT

     As of July 1, 2001, a warrant to purchase 60,000 shares of our common stock was outstanding. The warrant is exercisable at any time with an exercise price of $0.01 per share. The warrant expires on November 30, 2008.

REGISTRATION RIGHTS

     Green Equity Investors, L.P. has the right to demand, on two occasions, that we file a registration statement under the Securities Act covering all or a portion of the 723,577 shares of our common stock held by it. In addition, specified holders, including Green Equity Investors, L.P., will have piggyback registration rights with respect to 1,444,800 shares of our common stock and 60,000 shares of our common stock underlying a warrant. Registration of these shares of our common stock would permit their sale into the market immediately. Each of these holders, including Green Equity Investors, L.P., has agreed not to sell or otherwise dispose of any of its shares, other than shares sold in this offering, for a period of 180 days after the consummation of this offering. Please refer to the information in the prospectus under the heading "Shares Eligible for Future Sale -- Registration Rights" for a more detailed discussion of these registration rights.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws to be adopted immediately prior to the closing of this offering could make the following more difficult:

     - the acquisition of us by means of a tender offer;

     - acquisition of us by means of a proxy contest or otherwise; or

     - the removal of our incumbent officers and directors.

     These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

     Classified Board of Directors. Under our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors is divided into three classes of directors serving staggered three-year terms, with one-third of the board of directors being elected each year.

     Stockholder Meetings. Under our amended and restated certificate of incorporation and our amended and restated bylaws, only the board of directors, the chairman of the board of directors, the chief executive officer and the president may call special meetings of stockholders.

     Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

     No Action by Written Consent. Under our amended and restated certificate of incorporation, stockholders may only take action at an annual or special meeting of stockholders and may not act by written consent.

     Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     No Cumulative Voting. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors.

     Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is                .

LISTING

     We intend to file an application to have our common stock approved for
quotation on The Nasdaq Stock Market's National Market under the symbol "     ."

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

THE CREDIT FACILITY

     We, through our wholly owned subsidiary, have a non-amortizing $125.0 million revolving credit facility. The credit facility bears interest at various rates based on our performance, with a floor of LIBOR plus 1.50% or the Chase Manhattan prime lending rate and a ceiling of LIBOR plus 2.50% or the Chase Manhattan prime lending rate plus 0.75% and is secured by our trade accounts receivable, merchandise inventory and general intangible assets, including trademarks and trade names. As of July 1, 2001, loans under the credit facility bear interest at a rate of LIBOR plus 1.50% or the Chase Manhattan prime lending rate. An annual fee of 0.325%, payable monthly, is assessed on the unused portion of the credit facility. As of July 1, 2001, we had $53.3 million in LIBOR and prime lending rate borrowings and letters of credit of $4.5 million outstanding. Our maximum eligible borrowing available under the credit facility, including outstanding letters of credit, is limited to the lesser of $125.0 million and an amount equal to 70% of the aggregate value of eligible inventory during November through February and 65% of the aggregate value of eligible inventory during the remaining months of the year. Available borrowings over and above actual LIBOR and prime rate borrowings and letters of credit outstanding on the credit facility amounted to $55.3 million as of July 1, 2001.

     Our credit facility requires our wholly owned subsidiary, on a consolidated basis at the end of each fiscal quarter, to maintain a certain minimum net worth. Additionally, we must either maintain certain unused availability under the credit facility or maintain a certain minimum fixed charge coverage ratio. The credit facility also contains covenants restricting the ability of our wholly owned subsidiary to incur indebtedness or liens, to pay dividends or make distributions on its stock, to make investments or loans, to engage in transactions with affiliates, including us, or to sell assets or effect certain mergers or consolidations.

     The credit facility may be terminated by the lenders by giving at least 90 days prior written notice before any anniversary date, commencing with its anniversary date in November 2002. Unless it is terminated, the credit facility will continue on an annual extension basis from anniversary date to anniversary date beginning in November 2002. The credit facility may be terminated at any time at our election or upon the occurrence of specified events of default.

THE SENIOR NOTES

     In connection with our 1997 recapitalization, we, through our wholly owned subsidiary, issued $131.0 million face amount of 10.875% senior notes due 2007, less a discount of approximately $0.6 million based on an imputed interest rate of 10.95%. The senior notes mature on November 15, 2007. The senior notes bear interest at the rate per annum of 10.875% from the most recent interest payment date to which interest has been paid or provided for, payable in semi-annual installments on May 15 and November 15 of each year. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months. The last date on which interest was paid on the senior notes was May 15, 2001. We have no mandatory payments of principal on the senior notes prior to their maturity in 2007.

     The senior notes are general unsecured obligations, rank senior in right of payment to all existing and future indebtedness of our wholly owned subsidiary that is subordinated to the senior notes and rank pari passu in right of payment with all current and future unsubordinated indebtedness of our wholly owned subsidiary, subject to certain restrictions due to the securitization of certain assets.

     Our senior notes are redeemable, in whole or in part, at our option, at any time on or after November 15, 2002. The senior notes will be redeemable at the following redemption prices, expressed as percentages of the principal amount, if redeemed during the twelve month period commencing

November 15 of the years indicated below at the following redemption prices, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption:

                           YEAR                             PERCENTAGE
                           ----                             ----------
2002......................................................   105.475%
2003......................................................   103.650%
2004......................................................   101.825%
2005 and thereafter.......................................   100.000%

     Upon a change of control of our wholly owned subsidiary, our wholly owned subsidiary will be required to offer to purchase all of the outstanding senior notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase.

     The indenture pursuant to which our senior notes were issued contains certain covenants limiting the ability of our wholly owned subsidiary to, among other things, incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make certain investments, create certain liens, sell certain assets, enter into certain transactions with affiliates, and effect certain mergers and consolidations.

SENIOR DISCOUNT NOTES

     In connection with our 1997 recapitalization, we issued $48.2 million face amount of 13.45% senior discount notes due 2008. According to the terms of the indenture under which the senior discount notes were issued, we have the right to redeem all, but not less than all, of our senior discount notes prior to November 30, 2002 at a redemption price equal to 113.45% of the principal amount, plus accrued and unpaid interest, upon our receipt of cash from a public equity offering. We anticipate using a portion of our net proceeds from this offering to redeem all of the outstanding senior discount notes.

                        SHARES ELIGIBLE FOR FUTURE SALE

SALES OF RESTRICTED SECURITIES

     Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

     Upon the completion of this offering, we will have                shares of
our common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of the outstanding warrant. All of the shares sold in this offering will be freely tradable, except that any shares purchased by directors, officers or owners of 10% or more of our stock may only be sold in compliance with the applicable limitations of Rule 144. The remaining shares of our common stock are "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below.

     Subject to the provisions of Rules 144, 144(k) and 701 and a right of repurchase in favor of us applicable to some of our common stock, shares of our common stock will be available for sale in the public market upon the expiration of the 180-day lock-up period.

     If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. Furthermore, sales of substantial amounts of our common stock in the public market after contractual and legal restrictions lapse could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     In general, under Rule 701 of the Securities Act, as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without complying with the holding period, public information, volume limitation or notice provisions of Rule 144, so long as they are not affiliates of ours. If they are an affiliate, they are eligible to resell the shares 90 days after the effective date of this offering in reliance on Rule 144 but without compliance with the holding period contained in Rule 144. These shares are subject to the lock-up agreements and will be available for sale in the open market beginning 180 days after the date of this prospectus.

LOCK-UP AGREEMENTS

     Holders of all of our outstanding shares of common stock have entered into lock-up agreements. These lock-up agreements provide that, except for shares of common stock to be sold in this offering, these stockholders will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation. Credit Suisse First Boston Corporation has advised us that it has no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up periods described below. These lock-up agreements do not restrict the transfer of shares of common stock purchased under the directed share program in connection with this offering or in the open market following the date of this prospectus.

REGISTRATION RIGHTS

     All holders of registration rights contained in agreements with us are expected to waive such rights in connection with this offering. Green Equity Investors, L.P. has the right to demand, on two occasions, that we file a registration statement under the Securities Act covering all or a portion of the 723,577 shares of our common stock held by them. Registration would result in the shares becoming freely tradable without restriction under the Securities Act.

     In addition, after this offering, specified holders, including Green Equity Investors, L.P., will have piggyback registration rights with respect to 1,444,800 shares of our common stock and 60,000 shares of our common stock underlying a warrant. If we propose to register any common stock under the Securities Act, other than pursuant to a registration of our common stock on form S-4 or S-8, these holders may require us to include all or a portion of their securities in the registration. However, the managing underwriter, if any, of the offering pursuant to the registration has the right to limit the number of securities to be included by these holders.

     The outstanding piggyback registration rights with respect to 1,379,139 shares of our common stock and all 60,000 shares of our common stock underlying a warrant have no expiration date. The piggyback registration rights with respect to 65,661 shares of our common stock will expire upon the earlier of the first anniversary of the consummation of this offering and the date of the effectiveness of any registration of our common stock under the Securities Act subsequent to this offering in which all of these holders were given the opportunity to register their shares.

     We would bear all registration expenses incurred in connection with these registrations. The stockholders would pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of its securities.

STOCK OPTIONS

     Immediately after this offering, we intend to file a registration statement under the Securities Act covering shares of common stock reserved for issuance under the 2001 stock incentive plan. Shares registered under that registration statement will, upon the optionee's exercise and depending on vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the lock-up agreements expire.

              U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a person that is not a "United States person" for U.S. federal income tax purposes (a "non-U.S. holder"). For this purpose, a "United States person" is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and (ii) one or more United States persons have the authority to control all of the trust's substantial decisions. The discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position. Special rules may apply to certain non-U.S. holders, such as dealers in securities, banks, insurance companies, tax-exempt organizations, persons holding their shares as part of a "straddle," "hedge," or "conversion transaction," persons who acquire shares as compensation, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Code. This discussion is limited to beneficial owners of the common stock who hold the common stock as capital assets. It does not address any aspect of state, local, or foreign law, persons who hold common stock through a partnership or other pass-through entity, or persons who are former citizens or long-term residents of the United States.

     ACCORDINGLY, EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE UNITED STATES TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, MUNICIPALITY, FOREIGN COUNTRY OR OTHER TAXING JURISDICTION.

DIVIDENDS

     Dividends paid to a non-U.S. holder of our common stock ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. To claim the benefit of a lower treaty rate, a non-U.S. holder must properly file with the payor an IRS Form W-8BEN, or successor form, or, in the case of payments made outside the United States with respect to an offshore account, comply with certain documentary evidence procedures, directly, or under certain circumstances, through an intermediary. If, however, the dividends are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder, then the dividends will be exempt from the withholding tax described above, provided that an IRS Form W-8ECI, or successor form, is furnished to the payor. Such dividends will instead be taxed on a net basis at applicable graduated individual or corporate rates. Effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject as well to a "branch profits tax" at a rate of 30% or a lower applicable treaty rate. A non-United States Holder who furnished the payor with an IRS Form W-8ECI or successor form must also provide a United States tax identification number.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to United States federal income tax in respect of a gain realized on a disposition of our common stock, provided that (a) the gain is not effectively connected with a trade or business conducted by the non-U.S. holder in the United States, (b) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for less than 183 days in the taxable year of the sale and other conditions are met, and (c) we are not nor have been a "United States real property holding corporation" for United States federal income tax purposes (a "USRPHC"). We believe we are not currently, and are not likely to become a USRPHC. Even if we were to become a USRPHC, gain on the sale or other disposition of common stock by a non-United States holder generally would not be subject to United States federal income tax provided that (i) the common stock was

"regularly traded" on an established securities market and (ii) such non-United States holder did not actually or constructively own more than 5% of the common stock at any time during the shorter of the five-year period preceding the disposition or such non-United States holder's holding period.

     If a non-U.S. Holder is engaged in the conduct of a trade or business in the United States, gain on the disposition of our common stock that is effectively connected with the conduct of such trade or business and, where an income tax treaty applies, is attributable to a United States permanent establishment, will be taxed on a net basis at applicable graduated individual or corporate rates. Effectively connected gain of a foreign corporation may, under certain circumstances, be subject as well to a branch profits tax at a rate of 30% or a lower applicable treaty rate.

FEDERAL ESTATE TAXES

     Our common stock owned or treated as being owned by a non-U.S. holder at the time of death will be included in that holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. The United States federal estate tax was recently repealed; however, the repeal does not take effect until 2010. In addition, the legislation repealing the estate tax expires in 2011, and thus the estate tax will be reinstated at that time unless future legislation extends the repeal.

U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     U.S. information reporting on IRS Form 1099 and backup withholding tax will not apply to dividends paid on our common stock to a non-U.S. holder, provided that non-U.S. holder provides an IRS Form W-8BEN (or satisfies certain certification documentary evidence requirements for establishing that it is a non-United States person under U.S. Treasury regulations) or otherwise establishes an exemption. Distributions on our common stock will, however, be reported to the Internal Revenue Service ("IRS") and to the non-U.S. holder on IRS Form 1042-S.

     Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of our common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of our common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a "controlled foreign corporation" as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year, is 50% or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of our common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Pursuant to recent tax legislation the rate of backup withholding tax will be 30.5% for payments made after August 6, 2001 and will be reduced to 30% on January 1, 2002, 29% on January 1, 2004 and 28% on January 1, 2006.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                            THE SELLING STOCKHOLDERS

     The following are the stockholders for whose accounts the common stock is being offered; the amount of common stock owned by such stockholders prior to this offering; the amount of common stock to be offered for the stockholder's account; and the amount to be owned by such stockholder following completion of the offering. Other than as disclosed below, no selling stockholder holds or has held during the past three years any position, office, or other material relationship with the company.

                                                           # OF                                       % OF
                                        RELATIONSHIP   SHARES OWNED                     # OF         SHARES
                                            WITH         PRIOR TO     # OF SHARES   SHARES OWNED     OWNED
     NAME OF SELLING STOCKHOLDER          COMPANY        OFFERING       OFFERED      AFTER SALE    AFTER SALE
     ---------------------------        ------------   ------------   -----------   ------------   ----------

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                     , 2001, we and the selling stockholders have
agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, U.S. Bancorp Piper Jaffray Inc., Jefferies & Company, Inc. and Stephens Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
U.S. Bancorp Piper Jaffray Inc. ............................
Jefferies & Company, Inc. ..................................
Stephens Inc. ..............................................

                                                              --------
  Total.....................................................
                                                              ========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We and the selling stockholders have granted to the underwriters a 30-day
option to purchase on a pro rata basis up to                additional shares
from us and an aggregate of                additional outstanding shares from
the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

                                                        PER SHARE                           TOTAL
                                             -------------------------------   -------------------------------
                                                WITHOUT            WITH           WITHOUT            WITH
                                             OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                             --------------   --------------   --------------   --------------
Underwriting discounts and commissions paid
  by us....................................     $                $                $                $
Expenses payable by us.....................     $                $                $                $
Underwriting discounts and commissions paid
  by selling stockholders..................     $                $                $                $
Expenses payable by the selling
  stockholders.............................     $                $                $                $

     The representatives have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

     Our officers, directors and stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     The underwriters have reserved for sale at the initial public offering
price up to                shares of our common stock for employees, directors
and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     We will apply to list the shares of common stock on The Nasdaq Stock
Market's National Market under the symbol "     ".

     Prior to this offering, there has been no public trading market for our common stock. The initial public offering price for our common stock will be determined by negotiation between us, the selling stockholders and the representatives. The principal factors to be considered in determining the initial public offering price include:

     - the information included in this prospectus and otherwise available to the representatives,

     - the history and the prospects of the industry in which we compete,

     - the ability of our management,

     - our past and present operations,

     - our prospects for future earnings,

     - the recent market prices of and demand for publicly traded common stock of generally comparable companies,

     - market conditions for initial public offerings, and

     - the general condition of the securities markets at the time of this offering.

     We cannot assure you that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for our common stock will develop and continue after the offering.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker/dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers, as well as the experts named herein and the selling stockholders, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Irell & Manella LLP, Los Angeles, California. Selected legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements of Big 5 Sporting Goods Corporation and subsidiary as of January 2, 2000 and December 31, 2000 and for each of the fiscal years ended January 3, 1999, January 2, 2000 and December 31, 2000 have been included herein and in the registration statement in reliance on the report of KPMG LLP, independent certified public accountants appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules, which are part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. Any document we file may be read and copied at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Commission are also available to the public from the Commission's Web site at http://www.sec.gov.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act, and, accordingly, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms, and the Web site of the Commission referred to above.

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Index to Consolidated Financial Statements..................  F-1
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets at January 2, 2000, December 31,
  2000 and July 1, 2001 (unaudited).........................  F-3
Fiscal Years Ended January 3, 1999, January 2, 2000,
  December 31, 2000 and twenty-six weeks ended July 2, 2000
  (unaudited) and July 1, 2001 (unaudited)
  Consolidated Statements of Operations.....................  F-4
  Consolidated Statements of Stockholders' Deficit..........  F-5
  Consolidated Statements of Cash Flows.....................  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Big 5 Sporting Goods Corporation:

     We have audited the consolidated financial statements of Big 5 Sporting Goods Corporation and subsidiary as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Big 5 Sporting Goods Corporation and subsidiary as of January 2, 2000 and December 31, 2000 and the results of their operations and their cash flows for each of the fiscal years ended January 3, 1999, January 2, 2000 and December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

                                          KPMG LLP

Los Angeles, California
August 9, 2001

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                              JANUARY 2,   DECEMBER 31,     JULY 1,
                                                                 2000          2000          2001
                                                              ----------   ------------   -----------
                                                                                          (UNAUDITED)
                           ASSETS
CURRENT ASSETS:
  Trade and other receivables, net of allowance for doubtful
     accounts of $93, $11 and $220, respectively............  $   6,405     $   7,085      $  4,936
  Merchandise inventories...................................    155,283       168,981       178,401
  Prepaid expenses..........................................      1,435         1,146         1,835
                                                              ---------     ---------      --------
     Total current assets...................................    163,123       177,212       185,172
                                                              ---------     ---------      --------
Property and equipment:
  Land......................................................        186           186           186
  Buildings and improvements................................     22,885        27,264        29,219
  Furniture and equipment...................................     45,396        50,089        50,580
  Less accumulated depreciation and amortization............    (32,910)      (37,577)      (39,545)
                                                              ---------     ---------      --------
     Net property and equipment.............................     35,557        39,962        40,440
                                                              ---------     ---------      --------
Deferred income taxes, net..................................      7,667        13,159        14,037
Leasehold interest, net of accumulated amortization of
  $17,452, $19,387 and $20,288, respectively................     11,131         9,347         8,451
Other assets, at cost, less accumulated amortization of
  $1,293, $1,442 and $1,809, respectively...................      5,540         4,621         4,066
Goodwill, less accumulated amortization of $1,618, $1,865
  and $1,989, respectively..................................      4,927         4,680         4,556
                                                              ---------     ---------      --------
     Total assets...........................................  $ 227,945     $ 248,981      $256,722
                                                              =========     =========      ========
 LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS'
                           DEFICIT
CURRENT LIABILITIES:
  Accounts payable..........................................  $  51,087     $  59,241      $ 62,624
  Accrued expenses..........................................     40,747        48,544        38,855
                                                              ---------     ---------      --------
     Total current liabilities..............................     91,834       107,785       101,479
Deferred rent...............................................      7,159         7,533         7,702
Long-term debt..............................................    178,446       172,098       180,127
                                                              ---------     ---------      --------
     Total liabilities......................................    277,439       287,416       289,308
                                                              ---------     ---------      --------
Redeemable Series A 13.45% Senior Exchangeable Preferred
  Stock, $0.01 par value. Authorized 350,000 shares; issued
  and outstanding 350,000 shares at January 2, 2000,
  December 31, 2000, and July 1, 2001, respectively.........     45,408        51,721        55,199
Commitments and contingencies
STOCKHOLDERS' DEFICIT:
  Preferred stock, $0.01 par value. Authorized 1,150,000
     shares; no shares issued and outstanding at January 2,
     2000, December 31, 2000 and July 1, 2001,
     respectively...........................................         --            --            --
  Common stock, $0.01 par value. Authorized 5,000,000
     shares; issued and outstanding 1,926,900, 1,926,500,
     and 1,926,500 shares at January 2, 2000, December 31,
     2000 and July 1, 2001, respectively....................         19            19            19
  Additional paid-in capital................................      9,982         9,980         9,980
  Accumulated deficit.......................................   (104,903)     (100,155)      (97,784)
                                                              ---------     ---------      --------
     Net stockholders' deficit..............................    (94,902)      (90,156)      (87,785)
                                                              ---------     ---------      --------
     Total liabilities, redeemable preferred stock and
       stockholders' deficit................................  $ 227,945     $ 248,981      $256,722
                                                              =========     =========      ========

See accompanying notes to consolidated financial statements.

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 FISCAL YEAR ENDED
                                       --------------------------------------        26 WEEKS ENDED
                                       JANUARY 3,                               -------------------------
                                          1999      JANUARY 2,   DECEMBER 31,     JULY 2,       JULY 1,
                                       (53 WEEKS)      2000          2000          2000          2001
                                       ----------   ----------   ------------   -----------   -----------
                                                                                (UNAUDITED)   (UNAUDITED)
Net sales............................  $  491,430   $  514,324    $  571,476    $  266,983    $  294,635
Cost of goods sold, buying and
  occupancy..........................     330,243      341,852       377,040       175,701       193,190
                                       ----------   ----------    ----------    ----------    ----------
     Gross profit....................     161,187      172,472       194,436        91,282       101,445
                                       ----------   ----------    ----------    ----------    ----------
Operating expenses:
  Selling and administrative.........     122,057      131,222       144,703        71,108        78,788
  Depreciation and amortization......       8,890        9,479         9,340         4,646         5,144
                                       ----------   ----------    ----------    ----------    ----------
     Total operating expenses........     130,947      140,701       154,043        75,754        83,932
                                       ----------   ----------    ----------    ----------    ----------
     Operating income................      30,240       31,771        40,393        15,528        17,513
Interest expense.....................      22,975       21,574        22,008        11,063        10,181
                                       ----------   ----------    ----------    ----------    ----------
     Income before income taxes and
       extraordinary gain (loss).....       7,265       10,197        18,385         4,465         7,332
Income taxes.........................       2,838        4,000         7,324         1,820         3,032
                                       ----------   ----------    ----------    ----------    ----------
     Income before extraordinary gain
       (loss)........................       4,427        6,197        11,061         2,645         4,300
Extraordinary gain (loss) from early
  extinguishment of debt, net of
  income taxes.......................          79         (372)           87            87         1,600
                                       ----------   ----------    ----------    ----------    ----------
     Net income......................  $    4,506   $    5,825    $   11,148    $    2,732    $    5,900
                                       ==========   ==========    ==========    ==========    ==========
Net income per common stockholder
  excluding extraordinary item:
  Basic..............................  $    (0.31)  $     0.30    $     2.42    $    (0.23)   $     0.40
                                       ==========   ==========    ==========    ==========    ==========
  Diluted............................  $    (0.31)  $     0.29    $     2.35    $    (0.23)   $     0.39
                                       ==========   ==========    ==========    ==========    ==========
Net income per common stockholder:
  Basic..............................  $    (0.27)  $     0.11    $     2.46    $    (0.19)   $     1.23
                                       ==========   ==========    ==========    ==========    ==========
  Diluted............................  $    (0.27)  $     0.10    $     2.39    $    (0.19)   $     1.19
                                       ==========   ==========    ==========    ==========    ==========
Weighted average shares of common
  stock outstanding:
  Basic..............................   1,934,199    1,927,374     1,926,870     1,926,900     1,926,500
                                       ==========   ==========    ==========    ==========    ==========
  Diluted............................   1,934,199    1,987,374     1,986,870     1,926,900     1,986,500
                                       ==========   ==========    ==========    ==========    ==========

See accompanying notes to consolidated financial statements.

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
FISCAL YEARS ENDED JANUARY 3, 1999 (53 WEEKS), JANUARY 2, 2000 AND DECEMBER 31,
                                      2000
                  AND 26 WEEKS ENDED JULY 1, 2001 (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                 COMMON STOCK      ADDITIONAL                      NET
                                              ------------------    PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                               SHARES     AMOUNT    CAPITAL       DEFICIT        DEFICIT
                                              ---------   ------   ----------   -----------   -------------
Balance at December 28, 1997................  1,940,000    $19      $10,048      $(104,577)     $(94,510)
Redeemable preferred stock dividend.........         --     --           --         (5,036)       (5,036)
Repurchase of common stock..................    (12,300)    --          (62)            --           (62)
Net income..................................         --     --           --          4,506         4,506
                                              ---------    ---      -------      ---------      --------
Balance at January 3, 1999..................  1,927,700     19        9,986       (105,107)      (95,102)
Redeemable preferred stock dividend.........         --     --           --         (5,621)       (5,621)
Repurchase of common stock..................       (800)    --           (4)            --            (4)
Net income..................................         --     --           --          5,825         5,825
                                              ---------    ---      -------      ---------      --------
Balance at January 2, 2000..................  1,926,900     19        9,982       (104,903)      (94,902)
Redeemable preferred stock dividend.........         --     --           --         (6,400)       (6,400)
Repurchase of common stock..................       (400)    --           (2)            --            (2)
Net income..................................         --     --           --         11,148        11,148
                                              ---------    ---      -------      ---------      --------
Balance at December 31, 2000................  1,926,500     19        9,980       (100,155)      (90,156)
Redeemable preferred stock dividend
  (unaudited)...............................         --     --           --         (3,529)       (3,529)
Net income (unaudited)......................         --     --           --          5,900         5,900
                                              ---------    ---      -------      ---------      --------
Balance at July 1, 2001 (unaudited).........  1,926,500    $19      $ 9,980      $ (97,784)     $(87,785)
                                              =========    ===      =======      =========      ========

See accompanying notes to consolidated financial statements.

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                              FISCAL YEAR ENDED
                                                    --------------------------------------        26 WEEKS ENDED
                                                    JANUARY 3,                               -------------------------
                                                       1999      JANUARY 2,   DECEMBER 31,     JULY 2,       JULY 1,
                                                    (53 WEEKS)      2000          2000          2000          2001
                                                    ----------   ----------   ------------   -----------   -----------
                                                                                             (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income......................................   $  4,506     $  5,825      $ 11,148      $  2,732       $ 5,900
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization................      8,890        9,479         9,340         4,646         5,144
     Amortization of deferred finance charges and
       discounts..................................      4,638        4,293         4,684         1,961         1,932
     Deferred tax provision (benefit).............        181       (1,567)       (5,492)         (966)         (878)
     Loss on disposal of equipment and leasehold
       interest...................................         --          133           278           119            25
     Extraordinary (gain) loss from early
       extinguishment of debt.....................       (133)         621          (148)         (148)       (2,591)
     Changes in operating assets and liabilities:
       Merchandise inventories....................        (17)      (7,987)      (13,698)      (14,253)       (9,420)
       Trade and other accounts receivable, net...        355          (58)         (680)        1,773         2,149
       Income tax receivable......................      2,788           --            --            --            --
       Prepaid expenses and other assets..........       (899)         219           182            63          (778)
       Accounts payable...........................      9,621       (3,088)        6,719         7,751         4,703
       Accrued expenses...........................       (169)       8,605         7,710        (8,257)       (9,739)
                                                     --------     --------      --------      --------       -------
          Net cash provided by (used in) operating
            activities............................     29,761       16,475        20,043        (4,579)       (3,553)
                                                     --------     --------      --------      --------       -------
CASH FLOWS FROM INVESTING ACTIVITIES -- purchases
  of property and equipment.......................     (8,500)     (13,075)      (11,602)       (5,237)       (4,457)
                                                     --------     --------      --------      --------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) under revolving
     credit facilities and other..................   $(19,957)    $ 17,027      $ (1,100)     $ 17,157       $14,698
  Repayment of Notes..............................     (2,606)     (20,423)       (7,339)       (7,339)       (6,688)
  Repurchase of common stock......................        (62)          (4)           (2)           (2)           --
                                                     --------     --------      --------      --------       -------
          Net cash provided by (used in) financing
            activities............................    (22,625)      (3,400)       (8,441)        9,816         8,010
                                                     --------     --------      --------      --------       -------
          Net increase (decrease) in cash.........     (1,364)          --            --            --            --
Cash at beginning of year.........................      1,364           --            --            --            --
                                                     --------     --------      --------      --------       -------
Cash at end of year...............................   $     --     $     --      $     --      $     --       $    --
                                                     ========     ========      ========      ========       =======
Supplemental disclosures of non-cash financing
  activities:
  Dividends on preferred stock....................   $  5,036     $  5,621      $  6,400      $  3,092       $ 3,529
                                                     ========     ========      ========      ========       =======
Supplemental disclosures of cash flow information:
  Interest paid...................................   $ 18,044     $ 16,935      $ 17,013
                                                     ========     ========      ========
  Income taxes paid...............................         --        1,664         8,143
                                                     ========     ========      ========

See accompanying notes to consolidated financial statements.

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        JANUARY 2, 2000, DECEMBER 31, 2000 AND JULY 1, 2001 (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

     The accompanying consolidated financial statements as of January 2, 2000, December 31, 2000 and July 1, 2001 (unaudited) and for the fiscal years ended January 3, 1999, January 2, 2000, December 31, 2000 and 26 weeks ended July 2, 2000 (unaudited) and July 1, 2001 (unaudited) represent the financial position and results of operations of Big 5 Sporting Goods Corporation and subsidiary. The Company operates in one business segment, as a sporting goods retailer under the Big 5 Sporting Goods name carrying a broad range of hardlines, softlines and footwear, operating 252 stores at July 1, 2001 in California, Washington, Arizona, Oregon, Texas, New Mexico, Nevada, Utah, Idaho and Colorado.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

     The consolidated financial statements include Big 5 Sporting Goods Corporation and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

REPORTING PERIOD

     The Company reports on a 52-53 week fiscal year ending on the Sunday nearest December 31. Information presented for the fiscal years ended December 31, 2000 and January 2, 2000 represent 52-week fiscal years, while information presented for the year ended January 3, 1999 represents a 53-week fiscal year.

REVENUE RECOGNITION

     The Company's revenue is received from retail sales of merchandise through the Company's stores. Revenue is recognized when merchandise is received by the customer and is shown net of returns.

OTHER RECEIVABLES

     Other receivables consist principally of amounts due from vendors for certain co-op advertising and amounts due from credit card companies. An allowance for doubtful accounts is provided when accounts are determined to be uncollectible.

MERCHANDISE INVENTORIES

     The Company values merchandise inventories using the lower of average cost (which approximates the first-in, first-out cost) or market method. Average cost includes the direct purchase price of merchandise inventory and certain overhead costs associated with the Company's distribution center.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and depreciated over the estimated useful lives or lease terms, using the straight-line method.

     The estimated useful lives are 40 years for buildings, 7 to 10 years for fixtures and equipment and the shorter of the lease term or 10 years for leasehold improvements. Maintenance and repairs are charged to expense as incurred.

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

LEASEHOLD INTEREST

     Upon acquisition of the Company in 1992, an asset was recognized for the net fair value of favorable operating lease agreements. The leasehold interest asset is being amortized on a straight-line basis over 13.5 years. The unamortized balance attributable to leases terminated since the acquisition has been reflected as a component of the gain or loss upon disposition of the underlying properties.

GOODWILL

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over periods ranging from 15 to 30 years. The Company assesses the recoverability of goodwill by determining whether the carrying value can be recovered through undiscounted future operating cash flows from the assets. The impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate equal to the Company's average cost of funds. Recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

OTHER ASSETS

     Other assets consist principally of deferred financing costs and are amortized straight-line over the terms of the respective debt.

SELF-INSURANCE RESERVES

     The Company maintains self-insurance programs for workers' compensation and general liability risks. The Company is self-insured up to specified per-occurrence limits and maintains insurance coverage for losses in excess of specified amounts. Estimated costs under these programs, including incurred but not reported claims, are recorded as expenses based upon actuarially determined historical experience and trends of paid and incurred claims.

PREOPENING EXPENSES

     New store preopening expenses are charged against operations as incurred.

ADVERTISING EXPENSES

     The Company recognizes advertising costs the first time the advertising takes place. Advertising expenses amounted to $33,498 for the fiscal year ended December 31, 2000, $30,613 for the fiscal year ended January 2, 2000 and $28,465 for the fiscal year ended January 3, 1999. Advertising expense is included in selling and administrative.

INCOME TAXES

     The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established if deemed necessary.

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

EARNINGS PER SHARE

     Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share is calculated by using the weighted average of common shares outstanding adjusted to include the potentially dilutive effect of an outstanding warrant.

USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

CONCENTRATION OF CREDIT RISK

     Customer purchases are generally transacted using cash or credit cards. In certain instances, the Company grants credit to schools and youth-oriented organizations, under normal trade terms. Trade accounts receivable were approximately $337 and $306 at December 31, 2000 and January 2, 2000, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

STOCK COMPENSATION

     The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), and has elected to measure compensation costs under Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees, and comply with the pro forma disclosure requirements of SFAS No. 123, except for options and warrants granted to nonemployees, which are recorded in the financial statements under SFAS No. 123.

INTERIM FINANCIAL DATA

     The unaudited operating results have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for the fair presentation for the periods presented. The unaudited financial statements should be read in conjunction with the audited consolidated financial statements presented for each of the years in the three year period ended December 31, 2000.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

     On July 20, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. These new pronouncements significantly change the permissible accounting

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY methods for business combinations and the treatment of goodwill and other intangible assets. Prior to the adoption of these new standards, goodwill and similar intangible assets were generally amortized into income on a stated periodic basis. This treatment will be replaced by an alternative system, which will not require intangible amortization on a stated basis but rather will require periodic testing of the intangible for impairment, with no charge to income except to the extent of any such impairment. The Company is required to adopt the provisions of SFAS No. 141 immediately and SFAS No. 142 effective January 1, 2002, at which time the Company will cease to record periodic goodwill charges absent an impairment charge. As of July 1, 2001, the Company had $4.6 million of goodwill on the consolidated balance sheet. The adoption of SFAS Nos. 141 and 142 is not expected to have a material effect on the Company's financial position or results of operations.

(3) LONG-TERM DEBT

     Long-term debt consists of the following:

                                                       JANUARY 2,    DECEMBER 31,
                                                          2000           2000
                                                       ----------    ------------
Revolving credit facility............................   $ 39,856       $ 37,321
10.875% Senior Notes, net of unamortized discount,
  $104.1 million face amount due in 2007.............    111,453        103,768
13.45% Senior Discount Notes, net of unamortized
  discount, $40.7 million face amount due in 2008....     27,137         31,009
                                                        --------       --------
  Total long-term debt...............................   $178,446       $172,098
                                                        ========       ========

     In 1997, the Company issued $131.0 million face amount, 10.875% Senior Notes due 2007 (Senior Notes), less a discount of $591 based on an imputed interest rate of 10.95%. The notes require semiannual interest payments on each May 15 and November 15, commencing on May 15, 1998. The Company has no mandatory payments of principal on the Senior Notes prior to their maturity in 2007. The notes may be redeemed in whole or in part, at the option of the Company, at any time on or after November 15, 2002, at the redemption prices set forth below with respect to the indicated redemption date, together with any accrued and unpaid interest to such redemption date. During fiscal 1999, the Company repurchased $19,100 of Senior Notes. The Company repurchased an additional $7,750 of Senior Notes during the year ended December 31, 2000.

     If redeemed during the 12-month period beginning November 15, the redemption prices of the Senior Notes before accrued and unpaid interest are as follows:

                           YEAR                             PERCENTAGE
                           ----                             ----------
2002......................................................   105.475%
2003......................................................   103.650
2004......................................................   101.825
2005 and thereafter.......................................   100.000

     In 1997, the Company issued $48.2 million face amount, 13.45% Senior Discount Notes (Senior Discount Notes) due 2008, less discount of $24.0 million based on an imputed interest rate of 13.85%. The Senior Discount Notes were issued with a warrant (see Note 14) for aggregate consideration of $24.5 million. The Senior Discount Notes are unsecured and cash interest will not accrue on the Senior Discount Notes prior to November 30, 2002. Thereafter, cash interest on the Senior Discount Notes will accrue at 13.45% per annum and will be payable semiannually in arrears on each May 31 and November 30, commencing in May 2003. The Company has no mandatory payments of principal on the Senior Discount Notes prior to their maturity in 2008. During fiscal 1998, the Company repurchased and

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY retired $5.0 million face value of Senior Discount Notes. The Company repurchased and retired $2.5 million face value of Senior Discount Notes in fiscal 1999.

     The Senior Discount Notes may be redeemed, in their entirety only, at the option of the Company upon the Company's receipt of proceeds from an initial public offering of its common stock at any time prior to November 30, 2002 at a redemption price equal to 113.45% of their accreted value plus accrued but unpaid interest.

     The Senior Discount Notes may also be redeemed at the option of the Company in whole or in part on or after November 30, 2002 at the redemption prices set forth below with respect to the indicated redemption date together with any accrued and unpaid interest to such redemption date. The Senior Discount Notes Indenture contains covenants that, among other things, limit the ability of the Company to enter into certain mergers or consolidations or incur certain liens and to incur additional indebtedness, pay dividends and make certain other restricted payments and engage in certain transactions with affiliates. Under certain circumstances, including a change in control (as defined in the Senior Discount Notes indenture), the Company may be required to make an offer to purchase the Senior Discount Notes at prices specified in the Senior Discount
Note indenture. The Senior Discount Notes indenture contains certain customary events of default, which include the failure to pay interest and principal, the failure to comply with certain covenants in the Senior Discount Notes or certain events occurring under bankruptcy laws.

     If redeemed during the 12-month period beginning November 30, the redemption prices of the Senior Discount Notes before accrued and unpaid interest are as follows:

                           YEAR                             PERCENTAGE
                           ----                             ----------
2002......................................................   110.000%
2003......................................................   106.670
2004......................................................   103.330
2005 and thereafter.......................................   100.000

     The Company has a five-year, non-amortizing $125.0 million revolving credit facility (the CIT Credit Facility), expiring in November 2002. The CIT Credit Facility bears interest at various rates based on the Company's performance, with a floor of LIBOR plus 1.50% or the Chase Manhattan prime lending rate and a ceiling of LIBOR plus 2.50% or the Chase Manhattan prime lending rate plus 0.75% and is secured by trade accounts receivable, merchandise inventory and general intangible assets (including trademarks and trade names) of the Company. At December 31, 2000, loans under the CIT Credit Facility bear interest at a rate of LIBOR (6.73% at December 31, 2000) plus 1.50% or the Chase Manhattan prime lending rate (9.50% at December 31, 2000). An annual fee of 0.325%, payable monthly, is assessed on the unused portion of the facility. On December 31, 2000, the Company had $37,321 in LIBOR and prime lending rate borrowings and letters of credit of $4,046 outstanding. The Company's maximum eligible borrowing available under the facility is limited to 70% of the aggregate value of eligible inventory during November through February and 65% of the aggregate value of eligible inventory during the remaining months of the year. Available borrowings over and above actual LIBOR and prime rate borrowings and letters of credit outstanding on the CIT Credit Facility amounted to $73,826 at December 31, 2000.

     The various debt agreements contain covenants restricting the ability of the Company to, among other things, incur additional debt, pay dividends, merge or consolidate with or invest in other companies, sell, lease or transfer all or substantially all of its properties or assets, or make certain payments with respect to its outstanding capital stock, and engage in certain transactions with affiliates. In addition, the Company must comply with certain financial covenants. The Company was in compliance with such covenants at December 31, 2000.

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

(4) FAIR VALUES OF FINANCIAL INSTRUMENTS

     The fair value of cash and cash equivalents, trade and other receivables, trade accounts payable and accrued expenses approximate the fair values of these instruments due to their short-term nature. The fair value of the Company's Senior Notes at December 31, 2000 approximated $92.7 million based on recent market prices. The fair value of the Company's Senior Discount Notes at December 31, 2000 approximated $21.8 million based on recent market prices. The carrying amount of the revolving credit facility reflects the fair value based on current rates available to the Company for debt with the same remaining maturities.

(5) LEASES

     The Company currently leases certain stores, distribution facilities, vehicles and equipment under noncancelable operating leases that expire through the year 2019. These leases generally contain renewal options for periods ranging from 5 to 15 years and require the Company to pay all executory costs such as maintenance and insurance.

     Certain leases contain escalation clauses and provide for contingent rentals based on percentages of sales. The Company recognizes rental expense on a straight-line basis over the terms of the underlying leases, without regard to when rentals are paid. The accrual of the current noncash portion of this rental expense has been included in depreciation and amortization in the accompanying consolidated statements of operations and cash flows and deferred rent in the accompanying consolidated balance sheets.

     Rental expense for operating leases consisted of the following:

                                                               FISCAL YEAR ENDED
                                                    ----------------------------------------
                                                    JANUARY 3,    JANUARY 2,    DECEMBER 31,
                                                       1999          2000           2000
                                                    ----------    ----------    ------------
Cash rental payments..............................   $25,711       $27,179        $29,667
Noncash rentals...................................       546           625            375
Contingent rentals................................     1,506         1,360          1,592
                                                     -------       -------        -------
  Rental expense..................................   $27,763       $29,164        $31,634
                                                     =======       =======        =======

     Future minimum lease payments (cash rentals) under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2000 are:

Year ending:
  2001.....................................................  $30,944
  2002.....................................................   29,765
  2003.....................................................   28,995
  2004.....................................................   28,213
  Thereafter...............................................  145,966

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

(6) ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                       JANUARY 2,    DECEMBER 31,
                                                          2000           2000
                                                       ----------    ------------
Payroll and related expenses.........................   $11,651        $13,557
Advertising..........................................     4,973          5,059
Sales tax............................................     5,946          6,781
Income tax...........................................     3,274          8,018
Other................................................    14,903         15,129
                                                        -------        -------
                                                        $40,747        $48,544
                                                        =======        =======

(7) INCOME TAXES

     Total income tax expense (benefit) consists of the following:

                                                               FISCAL YEAR ENDED
                                                    ----------------------------------------
                                                    JANUARY 3,    JANUARY 2,    DECEMBER 31,
                                                       1999          2000           2000
                                                    ----------    ----------    ------------
Income tax before extraordinary gain (loss).......   $ 2,838       $ 4,000         $7,324
Tax effect of extraordinary gain (loss)...........        54          (249)            61
                                                     -------       -------         ------
  Total income tax expense........................   $ 2,892       $ 3,751         $7,385
                                                     =======       =======         ======

                                                     CURRENT       DEFERRED        TOTAL
                                                    ----------    ----------    ------------
2000:
  Federal.........................................   $10,506       $(4,882)        $5,624
  State...........................................     2,310          (610)         1,700
                                                     -------       -------         ------
                                                     $12,816       $(5,492)        $7,324
                                                     =======       =======         ======
1999:
  Federal.........................................   $ 4,591       $(1,327)        $3,264
  State...........................................       976          (240)           736
                                                     -------       -------         ------
                                                     $ 5,567       $(1,567)        $4,000
                                                     =======       =======         ======
1998:
  Federal.........................................   $ 2,475       $  (206)        $2,269
  State...........................................       182           387            569
                                                     -------       -------         ------
                                                     $ 2,657       $   181         $2,838
                                                     =======       =======         ======

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

     The provision for income taxes differs from the amounts computed by applying the Federal statutory tax rate of 35% to earnings before income taxes and extraordinary items, as follows:

                                                               FISCAL YEAR ENDED
                                                    ----------------------------------------
                                                    JANUARY 3,    JANUARY 2,    DECEMBER 31,
                                                       1999          2000           2000
                                                    ----------    ----------    ------------
Tax expense at statutory rate.....................    $2,542        $3,568         $6,434
State taxes, net of Federal benefit...............       352           495            875
Increase (decrease) in valuation allowance, net of
  IRS adjustment in 1998..........................      (157)           --             --
Other.............................................       101           (63)            15
                                                      ------        ------         ------
                                                      $2,838        $4,000         $7,324
                                                      ======        ======         ======

     Deferred tax assets and liabilities consist of the following tax-effected temporary differences:

                                                       JANUARY 2,    DECEMBER 31,
                                                          2000           2000
                                                       ----------    ------------
Deferred tax assets:
  Self-insurance reserves............................    $1,401        $ 1,844
  Employee benefits..................................     1,476          1,754
  State taxes........................................       455            809
  Noncash rent expense...............................     2,852          3,001
  Amortization of tangible and intangible assets.....       827            598
  Deferred interest..................................        --          4,560
  Other..............................................       700            883
                                                         ------        -------
     Deferred tax assets.............................     7,711         13,449
Deferred liabilities -- basis in fixed assets........        44            290
                                                         ------        -------
     Net deferred tax assets.........................    $7,667        $13,159
                                                         ======        =======

     In 1998, the Company reduced the valuation allowance to reflect realizability of its deferred tax assets. In doing so, management considered whether it was more likely than not that some portion or all of the deferred tax assets would be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections of future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(8) EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) plan that covers all eligible employees. All employee contributions may be supplemented by Company contributions. The Company contributed $1,650 for the year ended December 31, 2000, $1,483 for the year ended January 2, 2000 and $1,411 for the year ended January 3, 1999 in employer matching and profit sharing contributions.

     The Company has no other significant postretirement or postemployment benefits.

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

(9) RELATED PARTY TRANSACTIONS

     Prior to September 1992, the Company was a wholly owned subsidiary of Thrifty Corporation (Thrifty), which was in turn a wholly owned subsidiary of Pacific Enterprises (PE). In December 1996, Thrifty was acquired by Rite Aid Corporation (Rite Aid).

     As a result of the Company's prior relationship with Thrifty and its affiliates, the Company continues to maintain certain relationships with Rite Aid and PE. These relationships include continuing indemnification obligations of PE to the Company for certain environmental matters; agreements between the Company and PE with respect to various tax matters and obligations under ERISA, including the allocation of various tax obligations relating to the inclusion of the Company and each member of the affiliated group of which the Company was a subsidiary in certain consolidated and/or unitary tax returns of PE; and subleases described as follows.

     The Company leases certain property and equipment from Rite Aid, which leases this property and equipment from an outside party. Charges related to these leases totaled $203 for the year ended December 31, 2000, $194 for the year ended January 2, 2000 and $435 for the year ended January 3, 1999.

     The Company has a Management Services Agreement with an investment advisor group that is an affiliate of a stockholder of the Company that expires in May 2005, under which $333, plus expenses, will be paid annually for financial advisory and investment banking services. During each of the years ended December 31, 2000, January 2, 2000 and January 3, 1999, the Company paid $340 to this advisor group. An executive officer and equity owner of the investment advisor group is a member of the Company's Board of Directors.

(10) CONTINGENCIES

     On August 9, 2001, the Company received a copy of a complaint filed in the California Superior Court in Los Angeles entitled Mosely, et al., v. Big 5 Corp., Case No. BC255749, alleging violations of the California Labor Code and the Business and Professions Code. This complaint was brought as a purported class action with two subclasses comprised of the Company's California store managers and the Company's California first assistant store managers. The plaintiffs allege that the Company improperly classified the store managers and assistant store managers as exempt employees not entitled to overtime pay for work in excess of forth hours per week. They seek, on behalf of the class members, back pay for overtime allegedly not paid, statutory penalties in the amount of an additional thirty days' wages and injunctive relief to require the Company to treat store management as non-exempt. The complaint has only recently been filed. The Company has not yet answered the complaint and discovery has not commenced. The Company intends to defend the case vigorously. This litigation could have a material adverse effect on the Company's financial condition, and any required change in the Company's labor practices, as well as costs of defending this litigation, could have a negative impact on the Company's results of operations.

     The Company is also involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

(11) BUSINESS CONCENTRATIONS

     The Company operates traditional sporting goods retail stores located principally in the Western states of the United States. The Company is subject to regional risks such as the local economies, weather conditions and natural disasters and government regulations. If the region were to suffer an economic downturn or if other adverse regional events were to occur, there could be a significant adverse effect on management's estimates and an adverse impact on the Company's performance. The retail industry is

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY impacted by the general economy. Changes in the marketplace may significantly affect management's estimates and the Company's performance.

(12) QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                FISCAL YEAR ENDED DECEMBER 31, 2000
                                      --------------------------------------------------------
                                       FIRST       SECOND      THIRD       FOURTH
                                      QUARTER     QUARTER     QUARTER     QUARTER      TOTAL
                                      --------    --------    --------    --------    --------
Net sales...........................  $129,712    $137,271    $146,169    $158,324    $571,476
Gross profit........................    42,888      48,394      48,913      54,241     194,436
Net income..........................       134       2,598       2,422       5,994      11,148

                                                 FISCAL YEAR ENDED JANUARY 2, 2000
                                      --------------------------------------------------------
                                       FIRST       SECOND      THIRD       FOURTH
                                      QUARTER     QUARTER     QUARTER     QUARTER      TOTAL
                                      --------    --------    --------    --------    --------
Net sales...........................  $117,097    $125,579    $131,440    $140,208    $514,324
Gross profit........................    38,269      43,857      43,040      47,306     172,472
Net income..........................      (837)      1,880         500       4,282       5,825

(13) REDEEMABLE PREFERRED STOCK

     In November 1997, the Company authorized and issued 350,000 shares of redeemable Series A 13.45% Senior Exchangeable Preferred Stock (Preferred Stock), par value $0.01 per share, with a liquidation preference of $100.00 per share as of the date of issue. The Preferred Stock has a liquidation preference over the Common Stock equal to the initial liquidation value of the Preferred Shares plus accrued and unpaid dividends thereon. The Preferred Stock bears cumulative dividends at the rate of 13.45% per annum. Dividends may, at the option of the Company, be paid in cash or by adding to the liquidation preference of the Preferred Stock an amount equal to the dividends then accrued and payable. The Preferred Stock may, subject to certain conditions, be exchanged at the option of the Company into Subordinated Exchange Debentures, which shall have terms substantially similar to those of the Preferred Stock. Accrued and unpaid dividends were $831 and $918 at January 2, 2000 and December 31, 2000, respectively.

     At January 3, 1999, January 2, 2000 and December 31, 2000, redeemable preferred stock consists of the following:

                                                                       FISCAL YEAR ENDED
                                                            ----------------------------------------
                                                            JANUARY 3,    JANUARY 2,    DECEMBER 31,
                                                               1999          2000           2000
                                                            ----------    ----------    ------------
Initial liquidation preference............................   $35,000       $35,000        $35,000
Dividends added to initial liquidation preference.........     4,866        10,408         16,721
                                                             -------       -------        -------
                                                             $39,866       $45,408        $51,721
                                                             =======       =======        =======

     The Preferred Stock is subject to mandatory redemption on November 13, 2009 at 100% of the liquidation preference plus accrued and unpaid dividends. Prior to November 13, 2002, the Company may also redeem the Preferred Stock with the proceeds from an initial public offering of its common stock at 110% of the liquidation preference plus accrued and unpaid dividends. The Preferred Stock may be redeemed at the option of the Company in whole or in part on or after November 13, 2002 at the redemption prices set forth below with respect to the indicated redemption date together with any accrued and unpaid dividends to such redemption date.

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

     If redeemed during the 12-month period beginning November 13, the redemption prices of the Preferred Stock before accrued and unpaid interest are as follows:

                           YEAR                             PERCENTAGE
                           ----                             ----------
2002......................................................     106.725%
2003......................................................     105.380
2004......................................................     104.035
2005......................................................     102.690
2006......................................................     101.345
2007 and thereafter.......................................     100.000

(14) STOCK OPTIONS, RESTRICTED STOCK AND WARRANT

1997 MANAGEMENT EQUITY PLAN

     The 1997 Management Equity Plan (Plan) provides for the sale of shares or granting of incentive stock options or nonqualified options to officers, directors and selected key employees of the Company to purchase shares of the Company's common stock. The 1997 Plan is administered by the Board of Directors and the granting of awards under the Plan is discretionary with respect to the individuals to whom and the times at which awards are made, the number of options awarded or shares sold, and the vesting and exercise period of such awards. The options and stock granted under the Plan must have an exercise or sale price that is no less than 85% of the fair value of the Company's common stock at the time the stock option or stock is granted or sold. The aggregate number of common shares that may be allocated to awards under the Plan is 560,000 shares. No more than 100,000 of these shares shall be subject to stock options outstanding at any time. Options granted or restricted stock sold under the 1997 Plan vest ratably over five years from the date the options are granted and have an exercise period not to exceed 120 months from the date the Stock option is granted. The Plan does not allow for the transfer of options or stock purchase rights. As of December 31, 2000, no options had been granted under the 1997 Plan and 462,309 shares of restricted common stock had been sold under the Plan.

     In connection with the issuance of the Senior Discount Notes in 1997, the Company issued a warrant to purchase 60,000 shares of common stock. The warrant is exercisable at any time with an exercise price of $0.01 per share. The warrant expires on November 30, 2008. The fair value of the warrant at the time of issuance was $0.3 million. At December 31, 2000 the warrant had not been exercised.

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

(15) EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted net income (loss) per common share:

                                          FISCAL YEAR ENDED                     26 WEEKS ENDED
                               ----------------------------------------    ------------------------
                               JANUARY 3,    JANUARY 2,    DECEMBER 31,     JULY 2,       JULY 1,
                                  1999          2000           2000           2000          2001
                               ----------    ----------    ------------    ----------    ----------
                                                                                 (UNAUDITED)
Income before extraordinary
  gain (loss)................  $    4,427    $    6,197     $   11,061     $    2,645    $    4,300
Extraordinary gain (loss)....          79          (372)            87             87         1,600
                               ----------    ----------     ----------     ----------    ----------
  Net income.................       4,506         5,825         11,148          2,732         5,900
Less: Preferred stock
  dividends..................       5,036         5,621          6,400          3,092         3,529
                               ----------    ----------     ----------     ----------    ----------
  Net income (loss) available
     to common
     stockholders............  $     (530)   $      204     $    4,748     $     (360)   $    2,371
                               ==========    ==========     ==========     ==========    ==========
Basic earnings (loss) per
  share:
  Income before extraordinary
     gain (loss).............  $    (0.31)   $     0.30     $     2.42     $    (0.23)   $     0.40
                               ==========    ==========     ==========     ==========    ==========
  Net income.................  $    (0.27)   $     0.11     $     2.46     $    (0.19)   $     1.23
                               ==========    ==========     ==========     ==========    ==========
Diluted earnings (loss) per
  share:
  Income before extraordinary
     gain (loss).............  $    (0.31)   $     0.29     $     2.35     $    (0.23)   $     0.39
                               ==========    ==========     ==========     ==========    ==========
  Net income.................  $    (0.27)   $     0.10     $     2.39     $    (0.19)   $     1.19
                               ==========    ==========     ==========     ==========    ==========
Weighted average shares of
  common stock outstanding:
  Basic......................   1,934,199     1,927,374      1,926,870      1,926,900     1,926,500
  Dilutive effect of
     outstanding warrant.....          --        60,000         60,000             --        60,000
                               ----------    ----------     ----------     ----------    ----------
  Diluted....................   1,934,199     1,987,374      1,986,870      1,926,900     1,986,500
                               ==========    ==========     ==========     ==========    ==========

     Shares issuable upon the exercise of the warrant not included in the calculation of diluted earnings per share were 60,000 for the fiscal year ended January 3, 1999 and 60,000 (unaudited) for the twenty-six weeks ended July 2, 2000 because they were antidilutive.

                                  [BACK PAGE]

                                     [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered, all of which will be paid by the Registrant:

                                                               AMOUNT
                                                              --------
Registration fee -- Securities and Exchange Commission......  $ 28,750
Filing fee -- National Association of Securities Dealers,
  Inc. .....................................................    12,000
Quotation fee -- The Nasdaq National Market.................    95,000
Printing and engraving expenses.............................   200,000
Legal fees and expenses.....................................   400,000
Accounting fees and expenses................................   100,000
Blue sky fees and expenses..................................    10,000
Transfer agent and registrar fees and expenses..............    15,000
Miscellaneous...............................................    50,000
                                                              --------
  Total.....................................................  $910,750
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation ("DGCL") provides that a corporation has the power to indemnify its officers, directors, employees and agents (or persons serving in such positions in another entity at the request of the corporation) against expenses, including attorney's fees, judgments, fines or settlement amounts actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (and, with respect to any criminal action, had no reasonable cause to believe the person's conduct was unlawful), except that if such action shall be by or in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity. The Registrant's certificate of incorporation provides that the Registrant will indemnify its officers and directors to the fullest extent permitted by Delaware law.

     As permitted by Section 102 of the DGCL, the Registrant's certificate of incorporation provides that no director shall be liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director other than (i) for breaches of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under
Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Underwriting Agreement is expected to provide that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

     The Registrant maintains directors and officers liability insurance for the benefit of its directors and certain of its officers, and intends to enter into indemnification agreements (in the form to be filed as Exhibit 10.16 hereto) for the benefit of its directors and certain of its officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     There have been no sales of the Registrant's securities that were not registered under the Securities Act during the past three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

     See exhibits listed on the Exhibit Index following the signature page of this Form S-1, which is incorporated herein by reference.

(b) FINANCIAL STATEMENT SCHEDULES:

                                                              PAGE
                                                              ----
Schedule II -- Valuation and Qualifying Accounts............  S-1

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California, on the 21st day of August, 2001.

                                          BIG 5 SPORTING GOODS CORPORATION

                                          By:     /s/ STEVEN G. MILLER
                                            ------------------------------------
                                                Steven G. Miller
                                                President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles P. Kirk and Gary S. Meade and each of them acting individually, as true and lawful attorneys-in-fact and agents each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

                   SIGNATURE                                     TITLE                      DATE
                   ---------                                     -----                      ----
              /s/ STEVEN G. MILLER                President, Chief Executive Officer   August 21, 2001
------------------------------------------------  and Director (Principal Executive
                Steven G. Miller                  Officer)

              /s/ CHARLES P. KIRK                 Chief Financial Officer (Principal   August 21, 2001
------------------------------------------------  Financial and Accounting Officer)
                Charles P. Kirk

              /s/ ROBERT W. MILLER                Chairman of the Board                August 21, 2001
------------------------------------------------
                Robert W. Miller

             /s/ MICHAEL D. MILLER                Director                             August 21, 2001
------------------------------------------------
               Michael D. Miller

              /s/ JOHN G. DANHAKL                 Director                             August 21, 2001
------------------------------------------------
                John G. Danhakl

                BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                                BALANCE AT    ADDITIONS:    DEDUCTIONS:
                                                BEGINNING     CHARGES TO        A/R        BALANCE AT
                                                 OF YEAR      OPERATIONS    WRITE OFFS     END OF YEAR
                                                ----------    ----------    -----------    -----------
January 3, 1999
  Allowance for doubtful receivables..........     $118          $120          $ (37)         $201
January 2, 2000
  Allowance for doubtful receivables..........      201           120           (228)           93
December 31, 2000
  Allowance for doubtful receivables..........       93           120           (202)           11

                                 EXHIBIT INDEX

EXHIBIT
 NUMBER                               TITLE
-------                               -----
 1.1       Form of Underwriting Agreement*
 3.1       Restated Certificate of Incorporation of the Registrant (as
           currently in effect)
 3.1.1     Certificate of Amendment of Certificate of Incorporation of
           the Registrant (as currently in effect)
 3.2       Registrant Bylaws (as currently in effect)
 3.3       Form of Amended and Restated Certificate of Incorporation of
           the Registrant (to be filed with the Delaware Secretary of
           State prior to the closing of the offering)*
 3.4       Form of Amended and Restated Bylaws (to be adopted upon the closing of the offering)*
 4.1       Form of Specimen of Common Stock Certificate*
 4.2(1)    Indenture dated as of November 13, 1997 between Big 5 Corp.
           and First Trust National Association, as trustee
 4.3(1)    Form of Big 5 Corp. 10.875% Series B Senior Notes due 2007
           (included in Exhibit 4.2)
 4.4       Indenture dated as of November 13, 1997 between the
           Registrant and First Trust National Association, as trustee
 4.5       Form of Registrant 13.45% Senior Discount Notes due 2008
 5.1       Opinion of Irell & Manella LLP (including consent)*
10.1       Amended and Restated Stockholders Agreement among the
           Registrant, Green Equity Investors, L.P., Steven G. Miller
           and Robert W. Miller*
10.2(1)    Management Services Agreement dated as of November 13, 1997 by and among Registrant, Big 5 Corp. and Leonard Green &
           Associates, L.P.
10.3       1997 Management Equity Plan
10.4       2001 Stock Incentive Plan*
10.5       Amended and Restated Employment Agreement between Robert W.
           Miller and the Registrant*
10.6       Amended and Restated Employment Agreement between Steven G.
           Miller and the Registrant*
10.7(2)    Amended and Restated Indemnification Implementation
           Agreement between Big 5 Corp. (successor to United
           Merchandising Corp.) and Thrifty PayLess Holdings, Inc.
           dated as of April 20, 1994
10.8(2)    Agreement and Release among Pacific Enterprises, Thrifty
           PayLess Holdings, Inc., Thrifty PayLess, Inc., Thrifty and
           Big 5 Corp. (successor to United Merchandising Corp.) dated as of March 11, 1994
10.12(3)   Lease among Big 5 Corp. (Lessee) and the State of Wisconsin
           Investment Board (Lessor) dated as of March 5, 1996
10.9(3)    Financing Agreement dated March 8, 1996 between The CIT
           Group/Business Credit, Inc. and Big 5 Corp.
10.10(3)   Grant of Security Interest in and Collateral Assignment of
           Trademarks and Licenses dated as of March 8, 1996 by Big 5
           Corp. in favor of The CIT Group/Business Credit, Inc.
10.11(3)   Guarantee dated March 8, 1996 by Big 5 Corporation (now
           known as the Registrant) in favor of The CIT Group/Business
           Credit, Inc.
10.13(1)   Letter from The CIT Group/Business Credit, Inc. to the Big 5
           Corp. dated November 13, 1997, amending the Financing
           Agreement dated March 8, 1996 between Big 5 Corp. (successor to United Merchandising Corp.) and The CIT Group/Business
           Credit, Inc.
10.14      Letter from The CIT Group/Business Credit, Inc. to Big 5
           Corp. dated December 16, 1997, amending the Financing
           Agreement dated March 8, 1996 between Big 5 Corp. (successor to United Merchandising Corp.) and The CIT Group/Business
           Credit, Inc.

EXHIBIT
 NUMBER                               TITLE
-------                               -----
10.15      Fifth Amendment To Financing Agreement, dated March 21,
           2000, by and among Big 5 Corp. and The CIT Group/Business
           Credit, Inc., amending the Financing Agreement, dated March
           8, 1996, between Big 5 Corp. (successor to United
           Merchandising Corp.) and The CIT Group/Business Credit, Inc.
10.16      Form of Indemnification Agreement*
21.1       Subsidiaries of the Registrant
23.1       Consent of KPMG LLP
23.2       Consent of Irell & Manella LLP (included in Exhibit No.
           5.1)*
24.1       Powers of Attorney (included on signature page)

---------------
 *  To be filed by amendment.

(1) Incorporated by reference to Big 5 Corp.'s Registration Statement on Form S-4 (file no. 333-43129) filed with the Securities and Exchange Commission on December 23, 1997.

(2) Incorporated by reference to Big 5 Corp.'s Annual Report on Form 10-K for the year ended January 1, 1995

(3) Incorporated by reference to Big 5 Corp.'s Annual Report on Form 10-K for the year ended December 31, 1995.